SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL REPORT

(From January 1, 2017 to December 31, 2017)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	April 2015	AA	NICE Information Service Co., Ltd. (AAA ~ D)
June 2016
September 2016
May 2017
February 2018
	April 2015	AA	Korea Investors Service, Inc. (AAA ~ D)
April 2016
May 2017
October 2017
	May 2015	AA	Korea Ratings Corporation (AAA ~ D)
April 2016
September 2016
May 2017
October 2017
February 2018

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.

	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	October 2015	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2015	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	June 2016	A1	Korea Ratings Corporation (A1 ~ D)
	June 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	Korea Ratings Corporation (A1 ~ D)
	May 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2017	A1	Korea Ratings Corporation (A1 ~ D)
	October 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	December 2017	A1	Korea Ratings Corporation (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.

	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

ø ‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of December 31, 2017)

There were no changes to our issued capital stock during the annual reporting period ended December 31, 2017.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of December 31, 2017)

Description		(Unit: share) Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2017	2016	2015
Par value (Won)		5,000	5,000	5,000
Profit for the year (million Won)(1)		1,802,756	906,713	966,553
Earnings per share (Won)(2)		5,038	2,534	2,701
Total cash dividend amount for the period (million Won)		178,908	178,908	178,908
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(3)		9.92%	19.73%	18.51%
Cash dividend yield (%)(4)	Common shares	1.69%	1.58%	1.97%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	500	500	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2017, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2017, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2017 consolidated operating results highlights

(Unit: In billions of Won)
2017	Display business
Sales Revenue	27,790
Gross Profit	5,366
Operating Profit	2,462

B.	Industry

(1)	Industry characteristics and growth potential

•	The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.
•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Recently, various Chinese manufacturers have been actively reviewing making investments in ultra-large scale production facilities in order to secure competitiveness in the large display panel market. As a result, there is a concern regarding excessive competition in the LCD industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2017	2016	2015
Panels for Televisions(1)	28.1%	28.2%	25.4%
Panels for Monitors	36.3%	36.6%	39.0%
Panels for Notebook Computers	21.3%	27.8%	27.3%
Panels for Tablet Computers	29.1%	24.1%	22.5%
Total	29.2%	29.4%	27.7%

•	Source: Large-Area Display Market Tracker (IHS Technology)

(1)	Includes panels for public displays.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD” or “UHD”) OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition UHD television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2017 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas(1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	25,794 (92.8%)
		Display panel (Korea(1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,996 (7.2%)

Total					27,790 (100.0%)

•	Period: January 1, 2017 ~ December 31, 2017.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

While average selling prices of LCD panels exhibited varying trends according to demand by product category, the average selling price of LCD panels per square meter of net display area shipped in the fourth quarter of 2017 decreased by approximately 2% compared to the third quarter of 2017 due to a continued decline in average selling prices and an increase in the proportion of large-sized panels, which generally have lower selling prices per square meter of net display area, in our product mix. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)
Description	2017 Q4	2017 Q3	2017 Q2	2017 Q1
Display panel(1)(2)	589	600	574	608

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	Backlights	Display panel manufacturing	2,702	19.4%	HeeSung Electronics, etc.
		Polarizers		2,136	15.4%	LG Chem, etc.
		Glass		1,345	9.7%	NEG, Asahi Glass, etc.
		Printed circuit boards		1,668	12.0%	Korea SMT, etc.
		Others		6,058	43.6%	—

Total				13,909	100.0%

•	Period: January 1, 2017 ~ December 31, 2017.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2017(1)	2016(1)	2015(1)
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	10,538	9,906	9,781

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2017	2016	2015
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	9,262	8,996	8,609

•	Based on glass input substrate size for eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)
Production facilities	Available working hours in 2017		Actual working hours in 2017		Average utilization ratio
Gumi	7,780 (324 days	(1) )(2)	7,568 (315 days	(1) )(2)	97.3%
Paju	8,760 (365 days	(1) )(2)	8,760 (365 days	(1) )(2)	100.0%
Guangzhou	8,760 (365 days	(1) )(2)	8,760 (365 days	(1) )(2)	100.0%
Ochang	8,760 (365 days	(1) )(2)	7,560 (315 days	(1) )(2)	86.3%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2017, our total capital expenditures on a cash out basis was ~~W~~6.6 trillion. In 2018, we plan to continue capital expenditures to invest in new OLED and oxide technologies and respond to increases in demand for large-sized panels.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2017	2016	2015
Display	Products, etc.	Display panel	Overseas(1)	25,794	24,679	26,166
			Korea(1)	1,996	1,825	2,218

			Total	27,790	26,504	28,384

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of December 31, 2017, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•	In the smartphone, commercial products (including interactive whiteboards and video wall displays), industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•	During the reporting period, we entered into an aggregate of US$100 million in Won/US$ forward foreign exchange contracts with Shinhan Bank and HSBC, which contracts were settled on June 26, 2017.

•	As of December 31, 2017, we had no outstanding amounts to be settled under any foreign currency derivative instruments.

We recognized a gain on valuation of derivative instruments in the amount of ~~W~~3,106 million with respect to foreign exchange derivative instruments held during the reporting period.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•	As of December 31, 2017, we have entered into an aggregate of ~~W~~350 billion in interest rate swap agreements with Shinhan Bank and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a gain on valuation of derivative instruments in the amount of ~~W~~1,070 million with respect to interest rate derivative instruments held as of December 31, 2017.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

9.	Research & Development

A.	Summary of R&D-related expenditures

	(Unit: In millions of Won, except percentages)
	Items	2017	2016	2015
	Material Cost	646,622	677,423	679,603
	Labor Cost	668,429	479,650	510,455
	Depreciation Expense	298,383	136,826	196,799
	Others	298,256	129,348	159,983

	Total R&D-Related Expenditures	1,911,690	1,423,247	1,546,840

Accounting Treatment(1)	Selling & Administrative Expenses	917,645	880,794	995,336
	Manufacturing Cost	786,494	220,165	324,437
	Development Cost (Intangible Assets)	207,551	322,288	227,067
R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		6.9%	5.4%	5.4%

(1)	For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

B.	R&D achievements

Achievements in 2015

(1)	Developed the world’s narrowest, at the time, module bezel (0.7mm) LTPS smartphone display (5.3-inch FHD in-TOUCH)

•	Developed the world’s first FHD in-TOUCH display (LTPS 5.3-inch FHD) applying the “Neo Edge” module process (new manufacturing technology) in January 2015

•	Set-up glue & laser cutting process, 0.6mm panel bezel (L/R)

(2)	Developed the world’s first QHD in-TOUCH LTPS smartphone display (5.5-inch QHD)

•	Developed LTPS 5.5-inch QHD display applying LG Display’s new capacitive type in-cell touch technology with “all points sensing” in March 2015; luminance: 500nit, contrast ratio: 1500:1(using photo alignment & negative LC), 0.95mm panel bezel (L/R)

•	Delivered differentiated value proposition based on touch performance, simplified SCM process and competitive cost innovation

(3)	Developed the world’s narrowest, at the time, bezel videowall product (49-inch FHD)

•	Developed the world’s narrowest bezel videowall product (bezel to bezel 3.5mm)

•	Optimized sizing of panel PAD and mechanical bezel

(4)	Developed 43-inch Ultra HD slim and light LED television product

•	Achieved LCD module thickness of 8.4mm

•	Reduced thickness through publication of set LCM parts (back cover and middle cabinet)

(5)	Developed the world’s first Ultra HD OLED television product (55-inch, 65-inch and 77-inch Ultra HD)

•	Developed the world’s first Ultra HD television product lineup

(6)	Developed the world’s first Ultra HD television product applying DRD technology (55-inch, 49-inch and 43-inch Ultra HD)

•	World’s first application of Ultra HD DRD technology based on an RGBW(M+) pixel structure

•	Utilized RGBW(M+) technology to optimize picture quality (high definition, high luminance, low energy consumption and High Dynamic Range (“HDR”))

(7)	Developed Ultra HD asymmetric RGBW(M+) structure product (15.6-inch)

•	Improved panel transmittance, lowered energy consumption and enhanced outdoor visibility compared to previous models

(8)	Developed the world’s first “second display” LTPS smartphone product (5.7-inch QHD+)

•	Delivered differentiated set design through the realization of a second display by applying a panel exterior manufacturing process

•	Developed panel and instrumental optics technology for the independent operation of main display and second display

•	Developed advanced power consumption technology for the realization of “Always On Display” functionality for the second display

(9)	Developed the world’s first four-sided borderless monitor product (23.8-inch FHD and 27-inch QHD)

•	Developed the world’s first four-sided borderless design LCD module

•	Improved design by reducing lower bezel size from 12.6mm to 6.15mm (23.8-inch FHD)

(10)	Developed the world’s first in-TOUCH notebook product (15.6-inch and 14-inch FHD)

•	Improved touch functionality and cost competitiveness through world’s first application of in-TOUCH technology on notebook products

•	Simplified customer supply chain management by providing “touch” total solution

(11)	Developed the world’s first 15.6-inch FHD notebook narrow bezel (2.9mm) product

•	Ultra-light and narrow concept project for 15.6-inch line extension to LG Electronics’ 13.3-inch and 14-inch Gram products

•	Delivered differentiated design utilizing 2.9mm bezels (Top/L/R)

•	Ultra slim and light design (225g, 2.3t)

(12)	Developed 1900R curved monitor product (34-inch, 21:9 screen aspect ratio)

•	Strengthened product competitiveness by improving the curvature radius of 21:9 screen aspect ratio monitors (3800 reduced to 1900R)

•	Applied 0.25T etching to address looseness and backlight bleeding attributable to curved screen

•	Applied COT structure to enhance panel transmittance and address color mixing defects

(13)	Developed the world’s first four-sided borderless 55-inch Ultra HD LED television product

•	Developed panel reverse structure in order to deliver a four-sided borderless product

(14)	Developed the world’s first a-Si 98-inch Quad Ultra HD 120Hz television product

•	Developed the world’s first drive technology for a-Si based extra-large 8K 120Hz panels

(15)	Developed the world’s first 65-inch 8K M+ product

•	Achieved cost competitiveness and maximized 8K transmittance by applying GIP/Source single bank for the first time in the world

•	Developed super resolution (4K enhanced to 8K) and M+ algorithm technologies

(16)	Developed 75-inch Ultra HD Signage product

•	Delivered 11.9mm thickness on large-size LCD module

Achievements in 2016

(1)	Developed the world’s narrowest, at the time, bezel videowall product (55-inch/49-inch FHD, bezel to bezel 1.8mm)

•	Delivered 0.9mm even bezel, four-sided borderless product (bezel to bezel 1.8mm)

(2)	Developed the world’s first ultra-stretch format display product (86-inch, 58:9 screen aspect ratio)

•	Developed new display panel size and screen aspect ratio (86-inch, 58:9 screen aspect ratio)

•	Applied next-generation stain (per pixel) offset technology

(3)	Developed the world’s first ultra-large display product utilizing data single bank and GIP technology (86-inch Ultra HD)

•	Achieved cost-competitiveness by developing world’s first ultra-large display product utilizing data single bank and GIP technology

(4)	Developed the world’s first in-TOUCH monitor product (23-inch)

•	Improved touch functionality and strengthened cost-competitiveness by applying the world’s first in-TOUCH technology to monitor display products

•	Simplified customer software configuration management by providing touch total solution

(5)	Developed ultra-slim OLED television display product applying high dynamic range (65-inch, 800 nit luminance, 2.52 mm module thickness)

•	Applied high dynamic range (HDR) technology to achieve 800 nit peak luminance and improved display quality

•	Achieved module thickness of 2.52mm (without back cover) and 5.92mm (with back cover)

(6)	Developed combined 5.3-inch QHD in-TOUCH + 3D cover glass product for LG Electronics

•	Developed world class smartphone product (G5) through collaboration with other LG Group companies

•	Strengthened competitiveness of design by achieving processability and productivity for 0.4t 3D cover glass

•	Improved power consumption of AoD Mode from Self Font Generation technology and operation optimization

(7)	Developed the world’s first large-scale outdoor high luminance 3000 nit product (75-inch Ultra HD)

•	Developed the world’s first large-scale outdoor 75-inch Ultra HD, high luminance 3000 nit product

•	Achieved cost competitiveness and power consumption reduction through utilization of high transmittance M+ panel

(8)	Developed the world’s first FHD/Ultra HD multi-input Interactive Whiteboard product (75-inch Ultra HD)

•	Strengthened product competitiveness through delivery of customer FHD/Ultra HD selective input functionality

(9)	Developed 4.9mm depth Art Slim2 Ultra HD television (55-inch/65-inch Ultra HD)

•	Strengthened design competitiveness through delivery of ultra-slim product with application of Glass Light Guide Plate

(10)	Developed the world’s largest 21:9 screen aspect ratio curved monitor (37.5-inch UltraWide Quad HD (“WQHD”)+)

•	Continued pioneering of the market with the world’s largest 21:9 screen aspect ratio IPS curved monitor lineup (37.5-inch, 2300R curvature radius, 44mm curvature depth)

•	Established flagship line through application of new high definition technology (WQHD+, 3840 x 1600 resolution)

•	Improved panel transmittance and backlight bleeding through our first-time application of a Super-IPS COT panel structure to monitor models

(11)	Developed the world’s first in-TOUCH GIP/DRD notebook product (15.6-inch FHD)

•	Strengthened competitiveness through application of GIP/DRD technology to FHD-quality notebook in-TOUCH products

(12)	Developed a transparent 32-inch FHD product

•	Achieved high transmittance of transparent panel through application of RGBW(M+) panel technology

(13)	Developed the world’s first Light Absorption Polarizer (“LAP”) product (65-inch/60-inch Ultra HD)

•	Developed differentiated wide color gamut solution

(14)	Developed the world’s first UHD DRD product (50-inch UHD)

•	Utilized UHD RGBW(M+) pixel structure-based DRD technology to strengthen product competitiveness and optimize picture quality (high definition, high luminance, low energy consumption and HDR)

(15)	Developed a 5.7-inch QHD flexible display product

•	Developed a flexible display smartphone product through collaboration with other LG Group companies

•	Reduced the lower bezel size by 0.59mm and improved power consumption by applying VESA Display Stream Compression 1.1

(16)	Developed the world’s first wallpaper OLED television product (65-inch Ultra HD)

•	Achieved an ultra-slim wallpaper-style design that completely sticks to walls (65-inch, 3.9 mm hindmost thickness, 7.4 kg)

•	Achieved long-distance signal and power transmission technology for the separation of the driver circuit

Achievements in 2017

(1)	Developed 5.7-inch QHD+ full vision display (LG Electronics)

•	Developed a full vision display smartphone product (G6) through strategic collaboration with other LG Group companies

•	Applied first 18:9 screen aspect ratio with 4-corner round display

(2)	Developed mobile LTPS 30Hz product (SH 5.1-inch FHD)

•	Secured 30Hz low-frequency drive technology based on LTPS TFT-LCD

•	Reduced logic power consumption through 30Hz low-frequency drive (reduced from 96mW to 69mW on 5.1-inch FHD)

(3)	Developed and released the world’s first Crystal Sound OLED, or CSO, television product

•	Released product with a new platform concept through development of OLED panel product with integrated speakers

•	Delivered OLED television product that achieves differentiated value not only in picture quality and design, but also sound quality

(4)	Developed notebook oxide product (13.9-inch, Ultra HD)

•	Achieved high definition/narrow bezel product through application of oxide BCE GIP technology

•	Delivered low power consumption product through application of low refresh rate, or LRR, technology

(5)	Developed medical monitor product for surgical endoscope (27.0-inch, Ultra HD)

•	Newly entered the medical devices market through development and production of medical monitor product for surgical endoscope

•	Achieved high definition (3,840 x 2,160), high luminance (800 nit) and high contrast ratio (1,300:1)

•	Implemented coverglass direct bonding applying our own manufacturing processes (M6 line)

(6)	Developed the world’s first four-side borderless monitor with a resolution of 8K4K (31.5-inch 8K4K oxide)

•	Pioneered Ultra HD Premium MNT market through development of the world’s first four-side borderless monitor with a resolution of 8K4K

•	Delivered Ultra HD based on oxide GIP (280 PPI with a resolution of 7680x4320)

•	Delivered wide color gamut (Adobe RGB 100%/DCI 98%), four-side borderless

(7)	Developed the world’s largest automotive Center Information Display (“CID”) product (15.4-inch Widescreen Ultra Extended Graphics Array (“WUXGA”))

•	Developed the world’s largest auto component display in the automotive industry

•	Guaranteed the first 1000hr reliability in the automotive industry

(8)	Developed the world’s first 88-inch Ultra Stretch display product

•	Strengthened competitiveness through application of smart (digital) stepper

(9)	Developed products utilizing U-IPS (75-inch/65-inch/55-inch/49-inch, Ultra HD)

•	Utilized U-IPS technology to strengthen product competitiveness by improving panel transmittance rate and reflectivity

(10)	Developed the world’s first 65-inch UHD OLED television product utilizing GIP

•	Strengthened product competitiveness through application of the world’s first oxide based UHD GIP technology

10.	Intellectual Property

As of December 31, 2017, our cumulative patent portfolio (including patents that have already expired) included a total of 34,451 patents, consisting of 16,077 in Korea and 18,374 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2016 to the Korean government in March 2017 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2016	2015	2014
Greenhouse gases	5,851	7,348	7,537
Energy	60,423	60,146	60,002

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award. Our continued efforts to reduce greenhouse gas emissions was recognized again in 2017 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) will be added to the six already restricted substances and the additional restrictions are scheduled to come into effect on July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and received the SGS Eco Label accreditation for our OLED, IPS Nano Color and Art Glass television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

In February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. In 2016, we were assessed an additional fine of ~~W~~10 million in connection with such accidental exposure for other violations of the Occupational Health and Safety Act. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

In 2015 and 2016, we were assessed fines in the aggregate amount of ~~W~~1.6 million, which we subsequently paid, for failure to meet certain reporting obligations under the Industrial Safety and Health Act. To prevent such violations from occurring again, we have strengthened our monitoring process and management and employee education training initiatives.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were investigated by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2018, we were investigated by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)
Description	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Current assets	10,473,703	10,484,186	9,531,634
Quick assets	8,123,619	8,196,401	7,179,965
Inventories	2,350,084	2,287,785	2,351,669
Non-current assets	18,685,984	14,400,150	13,045,526
Investments in equity accounted investees	122,507	172,683	384,755
Property, plant and equipment, net	16,201,960	12,031,449	10,546,020
Intangible assets	912,821	894,937	838,730
Other non-current assets	1,448,696	1,301,081	1,276,021

Total assets	29,159,687	24,884,336	22,577,160

Current liabilities	8,978,682	7,058,219	6,606,712
Non-current liabilities	5,199,495	4,363,729	3,265,492

Total liabilities	14,178,177	11,421,948	9,872,204

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	10,621,571	9,004,283	8,158,526
Other equity	(288,280)	(88,478)	(5,766)
Non-controlling interest	608,027	506,391	512,004

Total equity	14,981,510	13,462,388	12,704,956

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Revenue	27,790,216	26,504,074	28,383,884
Operating profit	2,461,618	1,311,416	1,625,566
Operating profit from continuing operations	1,937,052	931,508	1,023,456
Profit for the period	1,937,052	931,508	1,023,456
Profit attributable to:
Owners of the Company	1,802,756	906,713	966,553
Non-controlling interest	134,296	24,795	56,903
Basic earnings per share	5,038	2,534	2,701
Diluted earnings per share	5,038	2,534	2,701
Number of consolidated entities	20	19	18

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)
Description	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Current assets	8,381,074	8,712,575	8,246,330
Quick assets	6,698,829	7,005,592	6,396,117
Inventories	1,682,245	1,706,983	1,850,213
Non-current assets	17,028,341	13,100,175	11,964,363
Investments	2,683,941	2,656,026	2,543,205
Property, plant and equipment, net	12,487,001	8,757,973	7,719,022
Intangible assets	731,373	673,966	607,398
Other non-current assets	1,126,026	1,012,210	1,094,738
Total assets	25,409,415	21,812,750	20,210,693
Current liabilities	7,394,605	6,176,344	6,505,979
Non-current liabilities	4,185,551	3,400,959	2,375,131
Total liabilities	11,580,156	9,577,303	8,881,110
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	9,789,067	8,195,255	7,289,333
Reserves	0	0	58
Total equity	13,829,259	12,235,447	11,329,583

(Unit: In millions of Won, except for per share data)
Description	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Revenue	25,591,082	24,419,295	25,856,426
Operating profit	1,536,730	709,138	770,856
Operating profit from continuing operations	1,779,721	967,078	968,209
Profit for the period	1,779,721	967,078	968,209
Basic earnings per share	4,974	2,703	2,706
Diluted earnings per share	4,974	2,703	2,706

C.	Consolidated subsidiaries (as of December 31, 2017)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of December 31, 2017)

(1)	Consolidated subsidiaries

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411	September 24, 1999	100%
LG Display Japan Co., Ltd.		¥95	October 12, 1999	100%
LG Display Germany GmbH	EUR	1	November 5, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	116	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	US$	1.1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~	800	March 19, 2012	100%
LG Display (China) Co., Ltd. (1)	CNY	8,232	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1.2	May 27, 2015	100%
Global OLED Technology LLC	US$	138	May 7, 2015	100%
LG Display Vietnam Haiphong Co., Ltd.	US$	100	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 1, 2016	100%
MMT (Money Market Trust)(2)	~~W~~	61,471	March 31, 2017	100%

Changes since December 31, 2016:

(1)	In June 2017, LG Display Guangzhou Co., Ltd., our consolidated subsidiary, invested an additional ~~W~~8,557 million in LG Display (China) Co., Ltd.
(2)	We conducted money market trust acquisitions in the amount of ~~W~~61,471 million during the reporting period.

(2)	Affiliated companies

Company(1)	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	46,511	January 2005	40%
Invenia Co., Ltd.	~~W~~	2,887	January 2001	13%
Wooree E&L Co., Ltd.	~~W~~	7,270	June 2008	14%
LB Gemini New Growth Fund No. 16(2)	~~W~~	5,910	December 2009	31%
YAS Co., Ltd.(3)	~~W~~	15,888	April 2002	15%
Avatec Co., Ltd.	~~W~~	23,732	August 2000	17%
Arctic Sentinel, Inc.		—	June 2008	10%
CYNORA GmbH(5)	~~W~~	20,309	March 2003	14%

Changes since December 31, 2016:

(1)	During the reporting period, we divested our entire equity interest in New Optics Ltd. for ~~W~~18,424 million (pursuant to which we recognized finance income of ~~W~~4,203 million), Narae Nanotech Corporation for ~~W~~7,600 million (pursuant to which we recognized finance costs of ~~W~~22,400 million) and Can Yang Investments Limited for ~~W~~1,973 million (pursuant to which we recognized finance costs of ~~W~~5,595 million).
(2)	We participate as a limited member in LB Gemini New Growth Fund No. 16. During the reporting period, we received a distribution of ~~W~~2,076 million as return of principal from our investments. The distribution did not affect our percentage interest. Upon a general meeting, the members have decided to dissolve the fund, which is currently under liquidation.
(3)	During the reporting period, YAS Co., Ltd. conducted a rights offering in which we did not participate. As a result, our shareholding percentage interest in such company decreased from 18% as of December 31, 2016 to 15% as of December 31, 2017.
(4)	In September 2017, we acquired 88,584 preferred shares with voting rights of CYNORA GmbH for ~~W~~20,308 million. As of December 31, 2017, our percentage ownership interest in CYNORA GmbH is 14%, and we are entitled to appoint one director of CYNORA GmbH.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)
Description	2017	2016	2015
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,040 (450)(2)	1,020 (440)(2)	990 (400)(2)
Time required	17,909	18,291	17,530

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

None.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

In 2017, the display industry faced difficulties due to the effects of a decline in panel prices during the second half of the year following an increase in supply by Chinese manufacturers. However, our profits for the year improved from last year, attributable to favorable price trends in the first half of the year, which was complemented by our continued efforts to reduce costs and expand the proportion of high value-added differentiated products in our product mix.

With respect to each of our business areas:

•	Television. In this business area, we expanded our offering of Ultra HD television panels with IPS and M+ technologies. Ultra HD television panels accounted for approximately 51% of our sales volume in this business area in 2017 compared to approximately 37% in 2016. In particular, we secured production capacity of 60,000 panels per month for 8.5th generation OLED television panels and produced approximately 1.7 million OLED television panels, which represented an increase of approximately 111% from the previous year.

•	IT. In this business area, we expanded the proportion of premium panels with IPS, high definition and low power consumption features based on IPS and oxide technology among monitor panels and notebook panels. For mobile panels, we expanded our offering of plastic OLED smartphone panels in the second half of 2017 upon the commencement of mass production at our sixth generation plastic OLED production facility.

In addition, our new business areas continued to strengthen and sales of panels for automotive, signage and industrial applications increased by approximately 34% from 2016 to 2017.

C.	Financial condition and results of operations

(1)	Changes in Political, Economic, Social, Competitive and Regulatory Environment

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the industry may cause display panel manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

From time to time, we have been affected by overcapacity in the industry relative to the general demand for display panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. Our average revenue per square meter of net display area decreased by 10.1% from ~~W~~717,470 in 2015 to ~~W~~645,222 in 2016 but increased by 3.5% to ~~W~~667,726 in 2017, primarily reflecting an increase in the proportion of higher margin products utilizing more advanced technologies in our overall product mix.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix that are tailored to our customers’ evolving needs, we also address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

However, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, can be sustained in future periods. We will therefore continue to closely monitor the overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multiple-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Global economic downturns in the past have adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products utilizing display panels, which in turn led them to reduce or plan reductions of their production.

While global economic conditions have generally stabilized and improved in recent years, the overall prospects for the global economy remain uncertain. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the display panel industry, and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan.

Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

In addition, consolidation within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies. For example, in August 2016, Foxconn Technology Group, an integrated electronics contract manufacturer for end-brands, acquired a majority stake in our competitor, Sharp. Increased competition resulting from such mergers or consolidations may lead to decreased margins, which may have a material adverse effect on our financial condition and results of operations.

We and our competitors each seek to establish our own products and technologies as the industry standards. For example, in the large-sized television panel market, we currently manufacture primarily 32-inch, 43-inch, 49-inch, 55-inch and 65-inch television panels and utilize white RGB, or WRGB, technology for our organic light-emitting diode, or OLED, television panels. Other display panel manufacturers produce competing large-sized television panels in slightly different dimensions and utilize competing display panel technologies. If our competitors’ panels or the technologies they adopt become the market standard, we may lose market share and may not realize the expected return on our investments in the technologies we utilize in our display panels, which may have a material adverse effect on our financial condition and results of operations.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive advantage with respect to all these factors and, as a result, we may be unable to sustain our current market position.

Our operating results fluctuate from period to period, so you should not rely on period-to-period comparisons to predict our future performance.

Our industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp-up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer, any of which may or may not reflect a continued trend from one period to the next. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

Our success will depend greatly on our ability to respond quickly to rapidly evolving customer requirements and to develop and efficiently manufacture new and differentiated products in anticipation of future demand. A failure or delay on our part to develop and efficiently manufacture products of such quality and technical specifications that meet our customers’ evolving needs may adversely affect our business.

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce or efficiently manufacture new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, including our ultra-large and ultra-thin OLED television and public display panels, OLED television panels with built-in sound systems, dual-sided and vertical tiling OLED display panels, flexible OLED smartphone and smartwatch panels, display panels utilizing ultra-high definition, or Ultra HD, technologies, and Advanced High-Performance In-Place Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers and desktop monitors. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

We have developed differentiated sales and marketing strategies to promote our panels for differentiated specialty products as part of our strategy to grow our operations to meet increasing demand for new applications in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will be successfully incorporated into end products or new applications that lead market growth in consumer electronics or other markets.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as ours, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products.

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for a certain period from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy

•	adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainties in the wake of Brexit;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi and the overall impact of Brexit on the value of the Korean Won), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or changes in existing free trade agreements;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	a decrease in tax revenue coupled with a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world (such as the Middle East Respiratory Syndrome outbreak in Korea in 2015);

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

(2)	Results of operations

In 2017, our profitability improved as the display industry faced a favorable price environment in the first half of the year. While selling prices declined in the second half due to increased global competition, we were able to increase our sales and operating profit by increasing the proportion of differentiated products, such as television panels utilizing UHD, M+ and IPS technologies, IT panel products utilizing IPS technology and high-definition mobile panels. We also solidified our foundation in the market by expanding the customer base and production line for large-sized OLED panels and announcing further investment plans for large-, small- and medium-sized OLED panels.

By business area:

•	Television. Amid a continuing trend toward larger display panels, our total display area shipped increased by approximately 5% from 2016 to 2017 as we expanded our offering of premium panel products including OLED television panels and UHD television panels. In particular, we shipped approximately 1.7 million OLED panels in 2017, which represented an increase of approximately 111% from 2016, due to the expansion of our 8.5th generation OLED panel production capacity to 60,000 panels per month, the successful launch of new OLED products such as Wallpaper and CSO and an the expansion of our customer base. We further solidified our competitive platform with the announcements of plans for new 8.5th and 10.5th generation OLED production lines.

•	IT. In this business area, despite the continuing decline in panel prices, we were able to establish stable profitability by increasing the proportion of premium panels such as high definition and ultra-large display panels, based on IPS and oxide technologies. For mobile panels, we solidified our platform for the expansion of our small- and medium-sized OLED business and continued preparations for improved productivity of our plastic OLED business through additional capital expenditure for the investment and production of sixth generation plastic OLED based smartphone panels.

As a result, through our increasing the proportion of differentiated products based on optimized productivity and technology and product competitiveness, we increased our profitability and were able to sustain our market leading and competitively advantageous position.

			(Unit: In millions of Won)
Description	2017	2016	Changes
			Amount	Percentage
Revenue	27,790,216	26,504,074	1,286,142	4.9%
Operating profit	2,461,618	1,311,416	1,150,202	87.7%
Profit before income tax	2,332,632	1,316,233	1,016,399	77.2%
Profit for the period	1,937,052	931,508	1,005,544	108.0%

(a)	Revenue and cost of sales

Our revenue increased by 4.85% compared to 2016 and our cost of sales as a percentage of revenue decreased by 5.16 percentage points from 85.85% in 2016 to 80.69% in 2017. This is primarily due to increases in revenue attributable to a favorable selling price environment in the first half of the year and the higher proportion of differentiated products in our product mix, complemented by our continued cost reduction activities.

	(Unit: In millions of Won, except percentages)
Description	2017	2016	Changes
			Amount	Percentage
Revenue	27,790,216	26,504,074	1,286,142	4.9%
Cost of sales	22,424,661	22,754,270	(329,609)	(1.5)%
Gross profit	5,365,555	3,749,804	1,615,751	43.1%
Cost of sales as a percentage of sales	80.69%	85.85%	(5.16)%	—

(b)	Sales by category

Revenue attributable to sales of panels exhibited varying trends by product category according to changes in product mix, customers and market conditions.

Categories	2017	2016	Difference
Panels for televisions	42.2%	38.2%	4.0%
Panels for desktop monitors	15.8%	15.2%	0.6%
Panels for notebook computers	8.1%	9.0%	(0.9)%
Panels for tablet computers	8.5%	10.2%	(1.7)%
Panels for mobile applications and others	25.4%	27.4%	(2.0)%

(c)	Production capacity

Our annual production capacity increased by approximately 2% in 2017 compared to 2016, in large part due to the expansion or conversion of fabrication facilities in China in anticipation of a global trend toward increased demand for larger display panels and our efforts to increase capacity and efficiency of OLED panel production.

(3)	Financial condition

Our current assets amounted to ~~W~~10,474 billion as of December 31, 2017, representing a decrease of ~~W~~10 billion from the end of the previous year, and our non-current assets amounted to ~~W~~18,686 billion as of December 31, 2017, representing an increase of ~~W~~4,286 billion from the end of the previous year. Our current liabilities amounted to ~~W~~8,979 billion as of December 31, 2017, representing an increase of ~~W~~1,920 billion from the end of the previous year, and our non-current liabilities amounted to ~~W~~5,199 billion as of December 31, 2017, representing an increase of ~~W~~836 billion from the end of the previous year. Our total equity increased by ~~W~~1,519 billion to ~~W~~14,982 billion as of December 31, 2017 from the end of the previous year, which mainly reflected the profit for the period and effects of dividends paid.

	(Unit: In millions of Won)
Description	2017	2016	Changes
			Amount	Percentage
Current assets	10,473,703	10,484,186	(10,483)	(0.1)%
Non-current assets	18,685,984	14,400,150	4,285,834	29.8%
Total assets	29,159,687	24,884,336	4,275,351	17.2%
Current liabilities	8,978,682	7,058,219	1,920,463	27.2%
Non-current liabilities	5,199,495	4,363,729	835,766	19.2%
Total liabilities	14,178,177	11,421,948	2,756,229	24.1%
Share capital	1,789,079	1,789,079	0	0.0%
Share premium	2,251,113	2,251,113	0	0.0%
Retained earnings	10,621,571	9,004,283	1,617,288	18.0%
Reserves	(288,280)	(88,478)	(199,802)	225.8%
Non-controlling interest	608,027	506,391	101,636	20.1%
Total equity	14,981,510	13,462,388	1,519,122	11.3%
Total liabilities and equity	29,159,687	24,884,336	4,275,351	17.2%

Due in part to increases in the proportion of high value added panels in our product mix, our inventory increased slightly by ~~W~~62 billion from the end of the previous year to ~~W~~2,350 billion as of December 31, 2017.

Trade accounts and notes receivable as of December 31, 2017 was ~~W~~4,325 billion, a decrease of ~~W~~633 billion from net trade accounts and notes receivable as of December 31, 2016, attributable mainly to the effects of a decrease of ~~W~~137 in the applicable exchange rates for accounts receivable at the end of the reporting period.

The book value of our total tangible assets as of December 31, 2017 was ~~W~~16,202 billion, an increase of ~~W~~4,171 billion from the book value of our total tangible assets as of December 31, 2016. The increase was due to our continued investment in increasing our production capacity, which outpaced the negative effects of fluctuation in exchange rates and depreciation of our production facilities.

Trade accounts and notes payable as of December 31, 2017 was ~~W~~2,875 billion, a slight decrease of ~~W~~2 billion from trade accounts and notes payable as of December 31, 2016.

Other accounts payable as of December 31, 2017 was ~~W~~3,170 billion, an increase of ~~W~~720 billion from other accounts payable as of December 31, 2016, primarily due to large-scale investments in production facilities for OLED television and plastic OLED panels and new production facilities in China.

(4)	Dependence on Key Customers

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 82% of our sales in each of 2015 and 2016 and 81% in 2017.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers look to us for a dependable supply of quality products, even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The loss of these end-brand customers, as a result of their entering into strategic supplier arrangements with our competitors or otherwise, would thus result not only in reduced sales, but also in the loss of these benefits. We cannot provide assurance that a select group of key end-brand customers, including our largest shareholder, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenue for the foreseeable future. Our results of operations and financial condition could therefore be affected by the overall performance of LG Electronics and its affiliates.

Our revenue depends on continuing demand for televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 38.2%, 38.2% and 42.2% of our total revenue in 2015, 2016 and 2017, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 8.8%, 9.0% and 8.1% of our total revenue in 2015, 2016 and 2017, respectively, those who use our panels in their desktop monitors, which accounted for 16.0%, 15.2% and 15.8% of our total revenue in 2015, 2016 and 2017, respectively, those who use our panels in their tablet computers, which accounted for 8.8%, 10.2% and 8.5% of our total revenue in 2015, 2016 and 2017, respectively, and those who use our panels in their mobile and other applications, which accounted for 27.9%, 27.2% and 25.3% of our total revenue in 2015, 2016 and 2017, respectively. Although the degree to which our total sales are dependent on sales of television panels has fluctuated in recent years, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on continuing demand from the television industry. In addition, we will continue to be dependent on continuing demand from the personal computer industry, the tablet computer industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

(5)	Changes in Manufacturing Costs and Difficulties in Securing Supply of Raw Material

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products or overcapacity in the display industry, we may need to reduce production, resulting in lower-than-optimal capacity utilization rates. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry or our dependence on a limited number of suppliers. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our customers. We do not typically enter into binding long-term contracts with our customers, and even in those cases where we do enter into long-term agreements with certain of our major end-brand customers, the price terms are contained in the purchase orders. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. Prices for our products are generally determined through negotiations with our customers, based generally on the complexity of the product specifications and the labor and technology involved in the design or production processes. However, if we become subject to any significant increase in the cost of raw materials or components that were not anticipated when negotiating the price terms after the purchase orders have been placed, we may be unable to pass on such cost increases to our customers.

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenue and cause financial stress on our operations.

(6)	Intangible Assets, Including Intellectual Property, and Research and Development Activities

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors.

Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the processes we employ to manufacture our products and be prohibited from using those processes, which may prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do.

In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot provide assurance that these types of agreements will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any such breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to technologies arising from our research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

We have designated R&D organizations for our research and development activities.

Our research organization consists of the LGD research center and designated departments, all of which are overseen by our chief technology officer. The LGD research center conducts research on differentiated, next-generation and basic infrastructure technology, while our designated departments enhance our competitiveness by conducting research that is geared toward future product development. Our development organization comprises of departments and centers dedicated to the development of a wide range of television, information technology and mobile products, including product-specific circuits, instrument/optics and panel design.

Our research and development related expenditures amounted to ~~W~~1,912 billion in 2017, an increase of ~~W~~489 billion from 2016. This increase is mainly due to the additional research and development activities in new products and technologies for large-sized OLED and plastic OLED panels, for which we expect to continue investing in the future.

Our intangible assets increased by ~~W~~18 billion in 2017 compared to the previous year.

(7)	Sensitivity to Exchange Rates and Inflation

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2017, 94.7% of our sales were denominated in U.S. dollars. During the same period, 85.6% of our purchases of raw materials and components were denominated in U.S. dollars and 10.7% in Japanese Yen. In addition, 74.6% of our equipment purchases and construction costs were denominated in Korean Won, 16.2% in Chinese Renminbi and 9.1% in U.S. dollars.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Japanese Yen increases the Korean Won cost of our Japanese Yen denominated purchases of raw materials and components and, to the extent we have any debt denominated in Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

D.	Liquidity and capital resources

(1)	Liquidity

Our main source for the procurement of funds include operations and financing activities. As of December 31, 2016 and 2017, our cash and cash equivalents amounted to ~~W~~1,559 billion and ~~W~~2,603 billion, respectively, and short-term deposits in banks amounted to ~~W~~1,164 billion and ~~W~~758 billion, respectively. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2018 to be primarily for capital expenditures and repayment of maturing debt.

The details of the consolidated cash and cash equivalents, deposits in banks and other current financial assets (including available-for-sale financial assets, security deposits, and short-term loans) as of December 31, 2016 and 2017 are as follows:

	(Unit: in millions of won)
Description	2017	2016
Cash and cash equivalents
Demand deposits	2,602,560	1,558,696

Deposits in banks
Time deposits	685,238	1,091,364
Restricted cash (*)	72,840	72,386

Sub-total	758,078	1,163,750

Other financial assets
Available-for-sale financial assets	6	—
Deposits	10,480	20,320
Short-term loans	16,766	7,696

Sub-total	27,252	28,016

Total	3,387,890	2,750,462

(*)	Restricted cash includes mutual growth fund to aid LG Group’s suppliers, pledge to enforce investment plans following receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

	(Unit: in millions of won)
Description	2017	2016	Changes
			Amount	Percentage
Current assets	10,473,703	10,484,186	(10,483)	(0.10)%
Current liabilities	8,978,682	7,058,219	1,920,463	27.21%
Net current assets	1,495,021	3,425,967	(1,930,946)	(56.36)%

As of December 31, 2016, our current assets and current liabilities amounted to ~~W~~10,484 billion and ~~W~~7,058 billion, respectively, resulting in net current assets of ~~W~~3,426 billion. As of December 31, 2017, our current assets and current liabilities amounted to ~~W~~10,474 billion and ~~W~~8,979 billion, respectively, resulting in net current assets of ~~W~~1,495 billion. The decrease in net current assets as of December 31, 2017 compared to December 31, 2016 was a temporary effect, primarily due to increased current liabilities resulting from issuances of corporate bonds and loans to finance investments.

(2)	Financial liabilities and capital resources

We need to observe certain financial and other covenants under the terms of our debt obligations, the failure to comply with which would put us in default under such debt obligations.

We are subject to financial and other covenants, including maintenance of credit ratings and debt-to-equity ratios, under certain of our debt obligations. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach the financial or other covenants contained in the documentation governing our debt obligations, our financial condition will be adversely affected to the extent we are not able to cure such breaches, obtain a waiver from the relevant lenders or debtholders or repay the relevant debt.

As of December 31, 2016, the amount of short-term borrowings outstanding was ~~W~~113 billion. As of December 31, 2017, no short-term borrowings were outstanding.

As of December 31, 2017, we had agreements with several banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,743 million in connection with our export sales transactions, and our subsidiaries also have various such arrangements.

As of December 31, 2017, the Company’s long-term borrowings, including the current portion of long-term debt and the discount on bonds, amounted to ~~W~~ 5,603 billion, which mainly consist of bonds denominated in Won of ~~W~~1,506 billion, long-term debt denominated in foreign currencies of ~~W~~1,393 billion and long-term debt denominated in Won of ~~W~~1,251 billion.

Some of our long-term borrowings may include covenants with acceleration rights. If an event of default occurs from failure to comply with the agreed financial ratios or cross-default occurs as a result of a breach of other debt obligations, the principal amount and interest may be subject to early repayment. As of December 31, 2017, we have complied with applicable financial and other covenants contained in the documentation governing our debt obligations.

The Company’s financial liabilities and capital resources are as follows:

(a)	Financial liabilities

Our financial liabilities amounted to ~~W~~5,603 billion in 2017, representing an increase of ~~W~~824 billion from 2016.

		(Unit: in millions of won)
Description	2017	2016
Current financial liabilities
Short-term borrowings	—	113,209
Current portion of long-term debt	1,452,926	554,700

Sub-total	1,452,926	667,909

Non-current financial liabilities
Won denominated borrowings	1,251,258	821,922
Foreign currency denominated borrowings	1,392,931	1,777,877
Bonds	1,506,003	1,511,062
Derivatives(*)	—	472

Sub-total	4,150,192	4,111,333

Total	5,603,118	4,779,242

(*)	Represents interest rate swap contracts related to borrowings with variable interest rates.

(b)	Capital resources

Set forth below are the details of our procurement of funds as of December 31, 2017.

	(Unit: In millions of Won or millions of other currency)
Categories	Interest rate as of December 31, 2017 (%)	2017	2016
Short-term borrowings	—	—	113,209
Long-term debt denominated in Won	3-year government bond interest rate - 1.25, 2.75	1,922	2,991
	CD interest rate (91 days) + 0.30	200,000	200,000
	CD interest rate (91 days) + 0.64~0.74 2.28~3.07	1,250,000	620,000
	Less: current portion	(200,664)	(1,069)

	Total	1,251,258	821,922

Long-term debt denominated in foreign currencies	3-month LIBOR + 0.55~1.04	755,337	1,027,225
	—	—	8,469
	US$: 3-month LIBOR + 0.80~2.00 / CNY: 4.28	1,385,097	926,058
	Less: current portion	(747,503)	(183,875)

	Total	1,392,931	1,777,877

Bonds denominated in Won	1.73~3.73	2,015,000	1,885,000
	Less: original issue discount	(4,238)	(4,182)
	Less: current portion	(504,759)	(369,756)

Total	Total	1,506,003	1,511,062

Set forth below are the cash flows on our borrowings by maturity.

	(Unit: In millions of Won or millions of other currency)
Categories	Book value	Contractual cash flows
		Total	Within 6 months	6~12 months	1~2 years	2~5 years	Over 5 years
Secured borrowings	642,172	660,540	258,027	145,804	256,709	—	—
Unsecured borrowings	2,950,184	3,112,199	36,579	596,101	1,107,718	1,176,097	195,704
Unsecured bonds	2,010,762	2,124,147	413,307	134,829	592,031	983,980	—

Total	5,603,118	5,896,886	707,913	876,734	1,956,458	2,160,077	195,704

(3)	Cash usage

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient working capital for our present requirements. In 2017, we issued Won denominated bonds in the aggregate amount of ~~W~~450 billion, primarily to fund our capital expenditures and refinance our existing borrowings.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

Our net cash from operating activities amounted to ~~W~~3,641 billion in 2016 and ~~W~~6,764 billion in 2017. The increase in net cash provided by operating activities in 2017 compared to 2016 was mainly due to changes in net profit, depreciation and amortization of tangible and intangible assets, respectively, and changes in working capital.

Our net cash used in investing activities amounted to ~~W~~3,189 billion in 2016 and ~~W~~6,481 billion in 2017. Net cash used in investing activities primarily reflected the expansion and conversion of our existing production facilities and construction of our new facilities. These cash outflows from capital expenditures amounted to ~~W~~3,736 billion in 2016 and ~~W~~6,592 billion in 2017. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings.

We currently expect that, in 2018, our total capital expenditures on a cash out basis will be equal to or higher than in 2017, primarily to fund the expansion of our panel production capacities for large-sized and small- and medium-sized OLED panels, including the construction of a next generation fabrication facility. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash used in financing activities amounted to ~~W~~308 billion in 2016 and net cash provided by financing activities amounted to ~~W~~862 billion in 2017. The net cash used in financing activities in 2016 and 2017 reflect primarily an increase in long-term borrowings.

In 2017, our total capital expenditures on a cash out basis was ~~W~~6.6 trillion. In 2017, we announced an investment plan of approximately ~~W~~20 trillion by 2020 for the development of OLED as our future growth engine. As part of this plan, in 2017, we made capital expenditures in connection with OLED, including large-sized OLED and plastic OLED, and our capital expenditures on a cash out basis increased by approximately ~~W~~2.9 trillion compared to 2016.

		(Unit: In millions of Won)
Description	2017	2016	Changes
Net cash provided by operating activities	6,764,201	3,640,906	3,123,295
Net cash used in investing activities	(6,481,072)	(3,189,182)	(3,291,890)
Net cash provided by financing activities	862,242	307,947	554,295
Cash and cash equivalents at December 31,	2,602,560	1,558,696	1,043,864

15.	Board of Directors

A.	Members of the board of directors

As of December 31, 2017 our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of December 31, 2017)

Name	Position	Primary responsibility
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Chairman of the board of directors
Sang Don Kim(1)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Hyun Hwoi Ha(2)	Director (non-standing)	Related to the overall management
Jin Jang(3)(4)	Outside Director	Related to the overall management
Joon Park(5)	Outside Director	Related to the overall management
Sung Sik Hwang(6)	Outside Director	Related to the overall management
Kun Tai Han(7)	Outside Director	Related to the overall management

(1)	Sang Don Kim was reappointed for another term as a non-outside director (representative director) at the annual general meeting of shareholders held on March 23, 2017.
(2)	Hyun Hwoi Ha was appointed as a non-standing director at the annual general meeting of shareholders held on March 23, 2017. Mr. Ha is also a standing director of LG Corp., a non-standing director of LG Hausys, Ltd., a non-standing director of LG International Corp., a non-standing director of LG Uplus Corp., a non-standing director of LG Economic Research Institute and a non-standing director of LG CNS Co., Ltd.
(3)	Jin Jang was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 23, 2017. Mr. Jang is also the chief executive officer of Silicon Display Co., Ltd.
(4)	Mr. Jang resigned from our board of directors for personal reasons on March 14, 2018.
(5)	Joon Park is also an outside director of Green Cross Holdings Corp.
(6)	Sung Sik Hwang is also an outside director of Kyobo Life Insurance Co., Ltd.
(7)	Kun Tai Han is also the chief executive officer of Hans Consulting.

As of the date of this report, our board of directors consists of two non-outside directors, one non-standing director and four outside directors.

(As of the date of this report)

Name	Position	Primary responsibility
Sang Beom Han(1)	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Chairman of the board of directors
Sang Don Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Hyun-Hwoi Ha	Director (non-standing)	Related to the overall management
Joon Park	Outside Director	Related to the overall management
Sung-Sik Hwang(2)	Outside Director	Related to the overall management
Kun Tai Han	Outside Director	Related to the overall management
Byung Ho Lee(3)	Outside Director	Related to the overall management

(1)	Sang Beom Han was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 15, 2018.
(2)	Sung-Sik Hwang was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 15, 2018.
(3)	Byung Ho Lee was appointed as an outside director at the annual general meeting of shareholders held on March 15, 2018.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, Sang Beom Han and Sang Don Kim. As of December 31, 2017, the composition of the Audit Committee and the Outside Director Nomination Committee was as follows.

(As of December 31, 2017)

Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Joon Park, Kun Tai Han(2)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Joon Park, Sung-Sik Hwang

(1)	Sung-Sik Hwang is the audit committee chairman.
(2)	Kun Tai Han was appointed as a member of the audit committee of the board of directors at the annual general meeting of shareholders held on March 23, 2017.

As of January 22, 2018, the composition of the Outside Director Nomination Committee was as follows.

(As of January 22, 2018)

Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Hyun-Hwoi Ha, Joon Park, Sung-Sik Hwang

(1)	Each of Hyun-Hwoi Ha, Joon Park and Sung-Sik Hwang was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 22, 2018.

As of the date of this report, the composition of the Audit Committee is as follows.

(As of the date of this report)

Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Joon Park, Kun Tai Han

(1)	Sung-Sik Hwang is the audit committee chairman. He was reappointed for another term as an Audit Committee member at the annual general meeting of shareholders held on March 15, 2018.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2017): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December 31, 2017): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of December 31, 2017:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	31,355	0.0%
Sang Don Kim	Related Party	4,000	0.0%

(2)	Shareholders who are known to us to own 5% or more of our shares as of December 31, 2017:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	31,075,124	8.68%

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2017

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)	Per capita average remuneration paid(3)
Non-outside directors	3	2,905	968
Outside directors who are not audit committee members	1	78	78
Outside directors who are audit committee members	3	234	78

Total	7	3,217	460

(1)	Number of directors as at December 31, 2017.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended December 31, 2017.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2017

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	Representative Director	2,314	—
Sang Don Kim	Director	592	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han

Total remuneration

•   ~~W~~2,314 million (consisting of ~~W~~1,436 million in salary and ~~W~~878 million in bonus).

Salary

•   Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and March and ~~W~~67 million between April and December were made.

•   Monthly payments of ~~W~~52 million between January and March and ~~W~~53 million between April and December were made in consideration of the importance and primary responsibilities of the job.

•   Other benefits of ~~W~~5 million were paid over the course of the year.

Bonus

•   Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•   Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•   Financial indicators: Revenue decreased from ~~W~~28,384 billion in 2015 to ~~W~~26,504 billion in 2016, and operating profit decreased from ~~W~~1,626 billion in 2015 to ~~W~~1,311 billion in 2016.

•   Non-financial indicators: We have maintained our industry-leading technological position through continued introduction of new technologies and products; we are solidly implementing a successful shift in our OLED business through stable production of OLED television panels and building foundations for plastic OLED; we have strengthened our market position; and Mr. Han has demonstrated his leadership in achieving our target performance levels.

•   In consideration of such factors, Mr. Han was paid a total of ~~W~~878 million in bonus.

Sang Don Kim

Total remuneration

•   ~~W~~592 million (consisting of ~~W~~418 million in salary and ~~W~~174 million in bonus).

Salary

•   Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~27 million between January and March and ~~W~~28 million between April and December were made.

•   Monthly payments of ~~W~~6 million between January and December were made made in consideration of the importance and primary responsibilities of the job.

•   Other benefits of ~~W~~13 million were paid over the course of the year.

Bonus

•   Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•   Bonus in the range of 0 to 50% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•   Financial indicators: Revenue decreased from ~~W~~28,384 billion in 2015 to ~~W~~26,504 billion in 2016, and operating profit decreased from ~~W~~1,626 billion in 2015 to ~~W~~1,311 billion in 2016.

•   Non-financial indictors: We have maintained our industry-leading technological position through continued introduction of new technologies and products; we are solidly implementing a successful shift in our OLED business through stable production of OLED television panels and building foundations for plastic OLED; we have strengthened our market position; and Mr. Kim has demonstrated his leadership in achieving our target performance levels.

•   In consideration of such factors, Mr. Kim was paid a total of ~~W~~174 million in bonus.

(3)	Stock options

Not applicable.

B.	Employees

As of December 31, 2017, we had 33,335 employees (excluding our executive officers). On average, our male employees have served 9.1 years and our female employees have served 7.7 years. The total amount of salary paid to our employees for the year ended December 31, 2017 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,824,244 million for our male employees and ~~W~~434,212 million for our female employees. The following table provides details of our employees as of December 31, 2017:

	(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2017(2)(3)(4)	Total salary per capita(5)	Average years of service
Male	25,109	1,824,244	74	9.1
Female	8,226	434,212	52	7.7
Total	33,335	2,258,456	69	8.7

(1)	Includes part-time employees and contract-base professionals.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the year ended December 31, 2017 was ~~W~~375,323 million and the per capita welfare benefit provided was ~~W~~11.5 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 24,588, female: 8,307) for the year ended December 31, 2017.

18.	Other Matters

A.	Legal proceedings

In December 2016, Granville Technology Group, VMT and OT Computers (all of which are in the process of dissolution) filed a lawsuit against us and certain other LCD panel makers alleging damages arising from the defendants’ anticompetitive behavior. The amount being sought has not been determined, and no trial has been scheduled. The expected outcome of such lawsuit is unclear, but we do not believe that it would have a material effect on our financial conditions.

B.	Material Events Subsequent to the Reporting Period

In December 2017, we were investigated by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy), and we were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

On February 27, 2018, we issued corporate bonds in an aggregate amount of ~~W~~390 billion. The following table provides details of such issuance:

Type of Securities	Type of Offering	Issue Date	Issue Amount		Interest Rate	Credit Rating	Date of Maturity	Underwriters
Corporate Bonds	Public	February 27, 2018	~~W~~	200,000,000,000	2.619%	AA (Korea Investors Service; Korea Ratings Corporation)	February 26, 2021	Korea Investment & Securities; KB Securities; NH Investment & Securities; Mirae Asset Daewoo; Shinhan Financial Investment
		February 27, 2018	~~W~~	190,000,000,000	2.948%		February 27, 2023

On March 30, 2018, we acquired 10,767 shares of common stock of Material Science Co., Ltd., which engages in development and production of raw materials for OLED displays, for an aggregate price of ~~W~~4,000 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position of the Group as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with K-IFRS.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2018

This report is effective as of February 22, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Assets
Cash and cash equivalents	4, 26	~~W~~	2,602,560	1,558,696
Deposits in banks	4, 26		758,078	1,163,750
Trade accounts and notes receivable, net	5, 14, 26 28		4,325,120	4,957,993
Other accounts receivable, net	5, 26		164,827	143,592
Other current financial assets	6, 26		27,252	28,016
Inventories	7		2,350,084	2,287,785
Prepaid income taxes			3,854	592
Other current assets	5		241,928	343,762

Total current assets			10,473,703	10,484,186

Deposits in banks	4, 26		11	13
Investments in equity accounted investees	8		122,507	172,683
Other non-current financial assets	6, 26		68,574	74,633
Property, plant and equipment, net	9		16,201,960	12,031,449
Intangible assets, net	10		912,821	894,937
Deferred tax assets	24		985,352	867,011
Other non-current assets	5		394,759	359,424

Total non-current assets			18,685,984	14,400,150

Total assets		~~W~~	29,159,687	24,884,336

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	2,875,090	2,877,326
Current financial liabilities	11, 26		1,452,926	667,909
Other accounts payable	26		3,169,937	2,449,517
Accrued expenses			812,615	639,629
Income tax payable			321,978	257,082
Provisions	13		76,016	55,972
Advances received	14		194,129	61,818
Other current liabilities	13		75,991	48,966

Total current liabilities			8,978,682	7,058,219

Non-current financial liabilities	11, 26		4,150,192	4,111,333
Non-current provisions	13		28,312	8,155
Defined benefit liabilities, net	12		95,447	142,987
Long-term advances received	14		830,335	—
Deferred tax liabilities	24		24,646	32,108
Other non-current liabilities	13		70,563	69,146

Total non-current liabilities			5,199,495	4,363,729

Total liabilities			14,178,177	11,421,948

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,621,571	9,004,283
Reserves	15		(288,280)	(88,478)

Total equity attributable to owners of the Controlling Company			14,373,483	12,955,997

Non-controlling interests			608,027	506,391

Total equity			14,981,510	13,462,388

Total liabilities and equity		~~W~~	29,159,687	24,884,336

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won, except earnings per share)	Note	2017		2016
Revenue	16, 17, 28	~~W~~	27,790,216	26,504,074
Cost of sales	7, 18, 28		(22,424,661)	(22,754,270)

Gross profit			5,365,555	3,749,804

Selling expenses	19		(994,483)	(693,937)
Administrative expenses	19		(696,022)	(610,479)
Research and development expenses			(1,213,432)	(1,133,972)

Operating profit			2,461,618	1,311,416

Finance income	22		279,019	139,671
Finance costs	22		(268,856)	(266,186)
Other non-operating income	21		1,081,746	1,590,824
Other non-operating expenses	21		(1,230,455)	(1,467,831)
Equity in income of equity accounted investees, net	8		9,560	8,339

Profit before income tax			2,332,632	1,316,233
Income tax expense	23		(395,580)	(384,725)

Profit for the year			1,937,052	931,508

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(16,260)	155,346
Other comprehensive income from associates and joint ventrues			441	200
Related income tax	12, 23		9,259	(37,594)

			(6,560)	117,952

Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	22, 23		—	(77)
Foreign currency translation differences for foreign operations	22, 23		(231,738)	(90,503)
Other comprehensive income (loss) from associates and joint ventures	23		905	(5,416)
Related income tax	23		—	19

			(230,833)	(95,977)

Other comprehensive income (loss) for the year, net of income tax			(237,393)	21,975

Total comprehensive income for the year		~~W~~	1,699,659	953,483

Profit attributable to:
Owners of the Controlling Company			1,802,756	906,713
Non-controlling interests			134,296	24,795

Profit for the year		~~W~~	1,937,052	931,508

Total comprehensive income attributable to:
Owners of the Controlling Company			1,596,394	941,953
Non-controlling interests			103,265	11,530

Total comprehensive income for the year		~~W~~	1,699,659	953,483

Earnings per share (In won)
Basic earnings per share	25	~~W~~	5,038	2,534

Diluted earnings per share	25	~~W~~	5,038	2,534

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income (loss) for the year
Profit for the year		—	—	906,713	—	906,713	24,795	931,508

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)	—	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	117,752	—	117,752	—	117,752
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(77,238)	(77,238)	(13,265)	(90,503)
Other comprehensive income (loss) from associates and joint ventures		—	—	200	(5,416)	(5,216)	—	(5,216)

Total other comprehensive income (loss)		—	—	117,952	(82,712)	35,240	(13,265)	21,975

Total comprehensive income (loss) for the year	~~W~~	—	—	1,024,665	(82,712)	941,953	11,530	953,483

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(17,143)	(17,143)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,802,756	—	1,802,756	134,296	1,937,052

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	—	(7,001)	—	(7,001)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(200,707)	(200,707)	(31,031)	(231,738)
Other comprehensive income from associates and joint ventures		—	—	441	905	1,346	—	1,346

Total other comprehensive loss		—	—	(6,560)	(199,802)	(206,362)	(31,031)	(237,393)

Total comprehensive income (loss) for the year	~~W~~	—	—	1,796,196	(199,802)	1,596,394	103,265	1,699,659

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,929)	(5,929)
Capital contribution from non-controlling interests		—	—	—	—	—	4,300	4,300

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Profit for the year		~~W~~	1,937,052	931,508
Adjustments for:
Income tax expense	23		395,580	384,725
Depreciation	9,18		2,791,883	2,643,445
Amortization of intangible assets	10,18		422,693	378,126
Gain on foreign currency translation			(187,558)	(250,508)
Loss on foreign currency translation			174,919	161,897
Expenses related to defined benefit plans	12,20		198,241	220,962
Gain on disposal of property, plant and equipment			(101,227)	(14,637)
Loss on disposal of property, plant and equipment			20,030	7,466
Impairment loss on property, plant and equipment			—	1,610
Gain on disposal of intangible assets			(308)	—
Loss on disposal of intangible assets			30	75
Impairment loss on intangible assets			1,809	138
Reversal of impairment loss on intangible assets			(35)	—
Warranty expenses			251,131	166,691
Finance income			(202,591)	(58,748)
Finance costs			142,591	187,931
Equity in income of equity method accounted investees, net	8		(9,560)	(8,339)
Other income			(16,812)	(15,546)
Other expenses			1,870	15,777

			3,882,686	3,821,065
Changes in
Trade accounts and notes receivable			484,592	(553,775)
Other accounts receivable			(3,004)	62,981
Inventories			(55,979)	105,688
Other current assets			180,844	126,616
Other non-current assets			(119,002)	(126,256)
Trade accounts and notes payable			113,590	(114,977)
Other accounts payable			106,930	66,930
Accrued expenses			181,509	(16,431)
Provisions			(210,973)	(160,462)
Other current liabilities			(585)	17,272
Defined benefit liabilities, net			(261,966)	(276,459)
Long-term advances received			1,020,470	—
Other non-current liabilities			5,974	21,641

			1,442,400	(847,232)
Cash generated from operating activities			7,262,138	3,905,341
Income taxes paid			(416,794)	(187,816)
Interests received			55,340	48,911
Interests paid			(136,483)	(125,530)

Net cash provided by operating activities		~~W~~	6,764,201	3,640,906

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from investing activities:
Dividends received		~~W~~	8,639	59,820
Proceeds from withdrawal of deposits in banks			2,206,148	3,293,398
Increase in deposits in banks			(1,803,718)	(2,684,810)
Acquisition of financial assets at fair value through profit or loss			—	(1,500)
Acquisition of available-for-sale financial assets			(273)	(859)
Proceeds from disposal of available-for-sale financial assets			917	507
Acquisition of investments in equity accounted investees			(20,309)	—
Proceeds from disposal of investments in equity accounted investees			13,128	29,745
Acquisition of property, plant and equipment			(6,592,435)	(3,735,948)
Proceeds from disposal of property, plant and equipment			160,252	278,067
Acquisition of intangible assets			(454,448)	(405,167)
Proceeds from disposal of intangible assets			1,674	261
Government grants received			1,859	6,393
Receipt from settlement of derivatives			2,592	4,008
Increase in short-term loans			—	(2,132)
Proceeds from collection of short-term loans			1,118	8,202
Increase in long-term loans			(13,930)	(32,498)
Decrease in deposits			4,272	2,436
Increase in deposits			(2,648)	(9,105)
Proceeds from disposal of emission rights			6,090	—

Net cash used in investing activities			(6,481,072)	(3,189,182)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			—	107,345
Repayments of short-term borrowings			(105,864)	—
Proceeds from issuance of debentures			497,959	597,573
Proceeds from long-term debt			1,195,415	1,667,060
Repayments of long-term debt			—	(347,693)
Repayments of current portion of long-term debt and debentures			(544,731)	(1,520,287)
Capital contribution from non-controlling interests			4,300	—
Subsidiaries’ dividends distributed to non-controlling interests			(5,929)	(17,143)
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			862,242	307,947

Net increase in cash and cash equivalents			1,145,371	759,671
Cash and cash equivalents at January 1			1,558,696	751,662
Effect of exchange rate fluctuations on cash held			(101,507)	47,363

Cash and cash equivalents at December 31		~~W~~	2,602,560	1,558,696

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2017, the Group operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2017, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2017, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2017, there are 24,581,448 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2017

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD	411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY	95
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY	4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD	1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY	1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD	100
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
Money Market Trust(*2)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	61,471

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2017, Continued

(*1)	In June 2017, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~8,557 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”).
(*2)	For the year ended December 31, 2017, the Controlling Company acquired ~~W~~61,471 million in Money Market Trust.

~~W~~603,493 million and ~~W~~349,977 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2017 and 2016.

(c)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2017				2017
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,805,429	1,801,175	4,254	11,000,647	268
LG Display Japan Co., Ltd.		245,128	244,041	1,087	2,484,558	263
LG Display Germany GmbH		519,989	517,559	2,430	1,846,424	1,441
LG Display Taiwan Co., Ltd.		450,202	439,753	10,449	1,699,164	2,303
LG Display Nanjing Co., Ltd.		690,353	101,291	589,062	527,566	45,649
LG Display Shanghai Co., Ltd.		723,893	719,200	4,693	1,334,361	3,288
LG Display Poland Sp. z o.o.		173,243	8,419	164,824	35,722	1,228
LG Display Guangzhou Co., Ltd.		1,864,870	1,321,134	543,736	2,544,600	143,402
LG Display Shenzhen Co., Ltd.		230,670	227,288	3,382	1,870,152	2,384
LG Display Singapore Pte. Ltd.		365,426	364,604	822	968,583	1,082
L&T Display Technology (Fujian) Limited		322,684	259,558	63,126	1,348,391	(6,912)
LG Display Yantai Co., Ltd.		1,239,341	944,190	295,151	2,212,055	102,017
Nanumnuri Co., Ltd.		5,659	4,540	1,119	21,530	109
LG Display (China) Co., Ltd.		3,395,779	1,473,781	1,921,998	2,922,116	458,940
Unified Innovative Technology, LLC		5,664	14	5,650	—	(1,025)
LG Display Guangzhou Trading Co., Ltd.		98,079	97,038	1,041	626,322	852
Global OLED Technology, LLC		79,429	13,616	65,813	8,160	(4,779)
LG Display Vietnam Haiphong Co., Ltd.		1,066,218	976,339	89,879	148,725	(14,543)
Suzhou Lehui Display Co., Ltd		202,661	90,123	112,538	408,797	3,721

	~~W~~	13,484,717	9,603,663	3,881,054	32,007,873	739,688

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2016				2016
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,956,963	1,939,225	17,738	10,616,003	8,888
LG Display Japan Co., Ltd.		275,902	271,356	4,546	1,841,304	2,148
LG Display Germany GmbH		635,597	630,225	5,372	1,956,743	2,060
LG Display Taiwan Co., Ltd.		603,406	591,555	11,851	1,683,349	3,350
LG Display Nanjing Co., Ltd.		729,928	90,116	639,812	447,544	43,068
LG Display Shanghai Co., Ltd.		778,951	764,890	14,061	1,543,986	5,881
LG Display Poland Sp. z o.o.		162,117	8,579	153,538	47,821	3,070
LG Display Guangzhou Co., Ltd.		2,094,388	1,282,653	811,735	2,517,322	211,874
LG Display Shenzhen Co., Ltd.		257,262	250,895	6,367	1,886,790	2,509
LG Display Singapore Pte. Ltd.		434,194	432,260	1,934	981,219	1,807
L&T Display Technology (Fujian) Limited		374,698	300,695	74,003	1,327,560	18,289
LG Display Yantai Co., Ltd.		1,622,688	1,278,088	344,600	2,402,669	75,010
Nanumnuri Co., Ltd.		4,612	3,602	1,010	16,047	(355)
LG Display (China) Co., Ltd.		3,121,451	1,554,529	1,566,922	1,912,569	52,778
Unified Innovative Technology, LLC		7,497	18	7,479	—	(1,184)
LG Display Guangzhou Trading Co., Ltd.		158,183	157,588	595	424,919	206
Global OLED Technology, LLC		91,062	11,678	79,384	8,480	(6,446)
LG Display Vietnam Haiphong Co., Ltd.		163,535	46,156	117,379	—	(1,018)
Suzhou Lehui Display Co., Ltd.(*)		227,464	115,486	111,978	203,738	(8,236)

	~~W~~	13,699,898	9,729,594	3,970,304	29,818,063	413,699

(*)	Revenue and profit of Suzhou Lehui Display Co., Ltd. for the year ended December 31, 2016 represents financial information subsequent to its acquisition date, July 1, 2016.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 22, 2018, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2018.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(k), 13 and 14(a))

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets and liabilities (note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

3.	Summary of Significant Accounting Policies, Continued

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2017, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

(g)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

3.	Summary of Significant Accounting Policies, Continued

(h)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.
In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(k)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(l)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(l)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(m)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(n)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 17 to these consolidated financial statements.

(o)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(p)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(p)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(q)	Earnings Per Share

The Controlling Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

3.	Summary of Significant Accounting Policies, Continued

(r)	Change in Accounting Policies

The Group has consistently applied the accounting policies to the consolidated financial statements for 2017 and 2016 except for the new amendments effective for annual periods beginning on or after January 1, 2017 as mentioned below.

(i)	K-IFRS No. 1007, Statement of Cash Flows

The Group has adopted the amendment to K-IFRS No. 1007, Statement of Cash Flows, since January 1, 2017. The amendment to K-IFRS No. 1007 is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. The Group has applied the amendment and disclosed changes in liabilities arose from financing activities including both changes due to cash flows and non-cash changes in note 27.

(ii)	K-IFRS No. 1012, Income Taxes

The Group has adopted the amendment to K-IFRS No. 1012, Income Taxes, since January 1, 2017. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendment provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. There is no impact of applying this amendment on the consolidated financial statements.

(s)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2017, and the Group has not early adopted them.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, published on September 25, 2015 which will replace K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on January 1, 2018, with early adoption permitted. The Group plans to adopt K-IFRS No. 1109 in its consolidated financial statements for annual periods beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except as described below.

•	Advantage of exemption allowing the Group not to restate comparative information for prior periods with respect to classification, measurement and impairment changes.

•	Prospective application of new hedge accounting except for those specified in K-IFRS No. 1109 for retrospective application such as accounting for the time value of options and others.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Key features of K-IFRS No. 1109 are a) new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, b) impairment model based on changes in expected credit losses, and c) new approach to hedge qualification and methods for assessing hedge effectiveness.

Adoption of K-IFRS No. 1109 necessitates the assessment on the potential impact on the Group’s consolidated financial statements resulting from the application of new standards, revision of its accounting process and internal controls related to reporting financial instruments. The quantitative impact of adopting K-IFRS No. 1109 on the Group’s consolidated financial statements in 2018 may differ because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

During the year ended December 31, 2017, the Group modified the internal controls and the accounting system in preparation of adoption of K-IFRS No. 1109. Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated financial statements of the Group. The potential general impact on its consolidated financial statements resulting from the application of new standards are as follows.

Classification and Measurement of Financial Assets

K-IFRS No. 1109 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”), based on the business model in which assets are managed and their cash flow characteristics. However, derivatives embedded in contracts where the host is a financial assets in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Contractual cash flow characteristics
Business model assessment	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost (*1)	FVTPL (*2)
Hold to collect contractual cash flows and sell financial assets	FVOCI
Hold to sell financial assets and others	FVTPL

(*1)	The Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition if doing so eliminates or significantly reduces accounting mismatch.
(*2)	The Group may irrevocably designate an equity investment that is not held for trading as measured at FVOCI using the fair value option.

The requirements to classify financial assets as amortized cost or FVOCI under K-IFRS No. 1109 are more restrictive than them under K-IFRS No. 1039. Accordingly, increase in proportion of financial assets classified as FVTPL may result in increase of volatility in profit or loss of the Group. As of December 31, 2017, the Group recognized ~~W~~7,938,886 million of loans and receivable, ~~W~~5,142 million of available-for-sale financial assets and ~~W~~1,552 million of financial assets at fair value through profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

A debt investment is measured at amortized cost if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by collecting contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

As of December 31, 2017, the Group recognized ~~W~~7,938,886 million of loans and receivables and measured at amortized cost.

A debt investment is measured at FVOCI if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

As of December 31, 2017, the Group recognized ~~W~~162 million of debt instruments classified as available-for-sale financial assets.

Equity investment that are not held for trading may be irrevocably designated as FVOCI on initial recognition and they are not subsequently recycled to profit or loss. As of December 31, 2017, the Group recognized ~~W~~4,980 million of equity investment classified as available-for-sale financial assets.

A financial asset is measured at FVTPL, if:

•	The asset’s contractual cash flows do not represent solely payments of principal and interest on the principal amount outstanding;

•	Debt instrument is held for trading; or

•	Equity instrument is not designated as FVOCI.

As of December 31, 2017, the Group recognized ~~W~~1,552 million of debt instrument classified as FVTPL.

Based on the evaluation to date, upon adoption of K-IFRS No.1109, ~~W~~4,980 million of available-for-sale financial assets is expected to be classified as FVTPL.

Classification and Measurement of Financial Liabilities

Under K-IFRS No. 1109, the amount of change in the fair value of liabilities designated as at FVTPL that is attributable to changes in the credit risk of the liability is not presented in the item of profit or loss, but in OCI and they are not subsequently recycled to profit or loss. However, if accounting mismatch is created or enlarged as a result of this accounting treatment, the amount of change in the credit risk of the financial liabilities is also recognized as profit or loss.

Adoption of K-IFRS No. 1109 may result in decrease of profit or loss in relation to evaluation of financial liabilities as some of change in the fair value of financial liabilities designated as at FVTPL is presented in OCI. As of December 31, 2017, there was no financial liabilities measured at FVTPL.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Impairment: Financial assets and contract assets

Impairment loss is recognized if there is any objective evidence that a financial asset or group of financial asset is impaired according to ‘incurred loss model’ under K-IFRS No. 1039. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss impairment model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts.

Under K-IFRS No. 1109, loss allowance is classified into three stages below in accordance with increase of credit risk after initial recognition of financial assets and measured on the 12-month expected credit loss (“ECL”) or lifetime ECL basis. Under K-IFRS No. 1109, loss allowances are recognized based on the following method, the timing of which is earlier than that under K-IFRS 1039.

Classification		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition	12-month expected credit losses: the expected credit losses that result from default events that are possible within 12 months after the reporting date.
Stage 2	Significant increase in credit risk since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

Under K-IFRS No. 1109, cumulative change in lifetime expected credit loss since initial recognition is recognized as a loss allowance for financial asset, if it was credit-impaired at initial recognition. As of December 31, 2017, under K-IFRS No.1039, the Group recognized ~~W~~2,943 million of loss allowances for ~~W~~7,941,829 million of debt instrument measured at amortized cost including loans and receivables.

Hedge accounting

K-IFRS No. 1109 maintains mechanics of hedge accounting including fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation while replacing complex and regulation based requirements of hedge accounting in K-IFRS No. 1039 with principle based method for assessing hedge effectiveness by focusing on the risk management strategy of the Group. K-IFRS No. 1109 enlarges the risk management objectives and strategy and mitigates hedge accounting requirements including elimination of assessment to determine if it actually to have been highly effective throughout the financial reporting periods for which the hedge was designated and quantified guidance (80-125 percent).

By complying with the hedging rules in K-IFRS 1109, the Group can apply hedge accounting for transactions that do not meet the hedging criteria under K-IFRS 1039 thereby reducing volatility in the profit or loss.

When initially applying K-IFRS 1109, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS 1039 instead of the requirements in K-IFRS 1109.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

(ii)	K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115, Revenue from contracts with customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers. Regarding transition to K-IFRS No.1115, the Group has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying K-IFRS No. 1115 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. In doing so, the Group also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application.

Revenue recognition criteria in K-IFRS No. 1018 are applied separately to each transaction including sale of goods, rendering of services, interest, royalties, dividends and construction contracts. However, K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized.

The steps in five-step model are as follows:

a) Identify the contract with a customer.

b) Identify the performance obligations in the contract.

c) Determine the transaction price.

d) Allocate the transaction price to the performance obligations in the contract.

e) Recognize revenue when (or as) the entity satisfies a performance obligation.

During the year ended December 31, 2017, the Group assessed the financial impact of the adoption of K-IFRS No. 1115 on its consolidated financial statements. As a result, the potential general impact on its consolidated financial statements resulting from the application of the new standard is as follows.

Variable Consideration

The consideration received from customers may be variable as the Group allows its customers to return their products according to the contracts. The Group shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Group shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Group does not expect to be entitled and a new asset for the right to recover returned goods. As a result of this change, it is expected that the refund liability and a new asset for the right to recover returned goods will be increased by ~~W~~9,789 million, respectively, as of January 1, 2018.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

(iii)	K-IFRS No. 1116, Leases

K-IFRS No. 1116, Leases, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No.2014, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases—Incentives and K-IFRS No.2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Group assesses whether the contract is, or contains, a lease and reassess whether a contract is, or contains, a lease at the date of initial application. However, as a practical expedient, the Group is not required to reassess for contracts entered into, or changed, on or before January 1, 2019. The Group is currently assessing the potential impact on its consolidated financial statements resulting from the application of K-IFRS No.1116.

(iv)	K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. K-IFRS No. 2122 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated financial statements of the Group.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,602,560	1,558,696
Deposits in banks
Time deposits	~~W~~	685,238	1,091,364
Restricted cash (*)		72,840	72,386

	~~W~~	758,078	1,163,750

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	13

	~~W~~	3,360,649	2,722,459

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans related to received subsidies from Gumi city and Gyeongsangbuk- do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Trade, net	~~W~~	3,275,902	3,916,171
Due from related parties		1,049,218	1,041,822

	~~W~~	4,325,120	4,957,993

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current assets
Non-trade receivable, net	~~W~~	150,554	134,161
Accrued income		14,273	9,431

	~~W~~	164,827	143,592

Due from related parties included in other accounts receivable, as of December 31, 2017 and 2016 are ~~W~~10,821 million and ~~W~~5,231 million, respectively.

5.	Receivables and Other Assets, Continued

(c) The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable at the reporting date are as follows:

(In millions of won)	December 31, 2017
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long- term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long- term non-trade receivable
Not past due	~~W~~	4,323,465	164,755	8,738	(1,631)	(905)	—
Past due 1-15 days		2,652	488	—	(1)	(3)	—
Past due 16-30 days		631	65	—	—	(1)	—
Past due 31-60 days		—	208	—	—	(2)	—
Past due more than 60 days		4	622	—	—	(400)	—

	~~W~~	4,326,752	166,138	8,738	(1,632)	(1,311)	—

(*)	Other accounts receivable includes non-trade receivable and accrued income.

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long- term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long- term non-trade receivable
Not past due	~~W~~	4,958,591	140,893	2,643	(1,488)	(669)	(23)
Past due 1-15 days		386	2,298	—	—	(20)	—
Past due 16-30 days		417	309	—	—	—	—
Past due 31-60 days		65	640	—	—	(6)	—
Past due more than 60 days		22	545	—	—	(398)	—

	~~W~~	4,959,481	144,685	2,643	(1,488)	(1,093)	(23)

5.	Receivables and Other Assets, Continued

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017				2016
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	1,488	1,093	23	1,507	566	52
(Reversal of) bad debt expense		144	218	(23)	(19)	527	(29)

Balance at the reporting date	~~W~~	1,632	1,311	—	1,488	1,093	23

5.	Receivables and Other Assets, Continued

(d)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current assets
Advance payments	~~W~~	7,973	9,297
Prepaid expenses		83,626	74,657
Value added tax refundable		148,351	259,808
Emission rights		1,978	—

	~~W~~	241,928	343,762

Non-current assets
Long-term prepaid expenses	~~W~~	394,759	358,424
Long-term advanced payment		—	1,000

	~~W~~	394,759	359,424

6.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current assets
Available-for-sale financial assets	~~W~~	6	—
Deposits		10,480	20,320
Short-term loans		16,766	7,696

	~~W~~	27,252	28,016

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552	1,382
Available-for-sale financial assets		5,136	7,993
Deposits		19,898	27,635
Long-term loans		32,408	34,760
Long-term non-trade receivable		8,738	2,619
Derivatives (*)		842	244

	~~W~~	68,574	74,633

Other financial assets of related parties as of December 31, 2017 and 2016 are ~~W~~2,750 million and ~~W~~3,488 million, respectively.

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

6.	Other Financial Assets, Continued

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current assets
Debt securities
Government bonds	~~W~~	6	—
Non-current assets
Debt securities
Government bonds	~~W~~	156	154
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	729
Kyulux, Inc.		1,968	3,266
Henghao Technology Co., Ltd.		—	1,559
ARCH Venture Fund Vill, L.P.		2,283	2,285

	~~W~~	4,980	7,839

	~~W~~	5,142	7,993

7.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Finished goods	~~W~~	965,643	930,818
Work-in-process		748,592	685,913
Raw materials		344,997	354,791
Supplies		290,852	316,263

	~~W~~	2,350,084	2,287,785

For the years ended December 31, 2017 and 2016, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2017		2016
Inventories recognized as cost of sales	~~W~~	22,424,661	22,754,270
Including: inventory write-downs		206,127	204,123
Including: reversal and usage of inventory write downs		(204,123)	(363,755)

There were no significant reversals of inventory write-downs recognized during 2017 and 2016.

8.	Investments in Equity Accounted Investees

(a)	Associates as of December 31, 2017 are as follows:

(In millions of won)
					2017			2016
Associates	Location	Fiscal year end	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture electric glass for FPDs	40%	~~W~~	46,511	40%	~~W~~	52,750
New Optics Ltd.(*1)	Yangju, South Korea	December 31	August 2005	Manufacture back light parts for TFT-LCDs	—		—	46%		40,045
INVENIA Co., Ltd.	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for FPDs	13%		2,887	13%		2,450
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		7,270	14%		8,627
LB Gemini New Growth Fund No. 16 (*2)	Seoul, South Korea	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	31%		5,910	31%		8,647
Can Yang Investments Limited (*1)(*3)	Hong Kong	December 31	January 2010	Develop, manufacture and sell LED parts	—		—	9%		5,580
YAS Co., Ltd. (*4)	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		15,888	18%		9,883

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
					2017			2016
Associates	Location	Fiscal year end	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Narenanotech Corporation (*1)	Yongin, South Korea	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	—	~~W~~	—	23%	~~W~~	23,717
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell electric glass for FPDs	17%		23,732	17%		20,984
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH (*5)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	14%		20,309	—		—

						~~W~~	122,507		~~W~~	172,683

Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc. and Cynora GmbH are below 20% as of December 31, 2017, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee or the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.

8.	Investments in Equity Accounted Investees, Continued

(*1)	During the year ended December 31, 2017, the Controlling Company disposed of the entire investments in New Optics Ltd., Can Yang Investments Limited and Narenanotech Corporation.
(*2)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). During the year ended December 31, 2017, the Controlling Company received ~~W~~2,076 million from the Fund as capital distribution and there were no changes in the Controlling Company’s ownership percentage in the Fund. On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of December 31, 2017.
(*3)	The Controlling Company recognized an impairment loss of ~~W~~4,234 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited.
(*4)	In 2017, the Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 18% to 15% as the Controlling Company did not participate in the capital increase of YAS Co., Ltd.
(*5)	In September 2017, the Controlling Company invested ~~W~~20,309 million in cash and acquired 88,584 shares of preferred stock with voting rights in CYNORA GmbH.

As of December 31, 2017, the market value for the Controlling Company’s investments in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~12,870 million, ~~W~~7,038 million, ~~W~~54,500 million and ~~W~~20,670 million, respectively.

Dividends received from a joint venture and equity method investees for the years ended December 31, 2017 and 2016 amounted to ~~W~~8,639 million and ~~W~~59,820 million, respectively.

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2017 and 2016 of the significant associate is as follows:

(i)	Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2017		December 31, 2016
Total assets	~~W~~	193,584	225,086
Current assets		146,702	182,656
Non-current assets		46,882	42,430
Total liabilities		77,174	91,364
Current liabilities		71,973	87,116
Non-current liabilities		5,201	4,248

(In millions of won)	2017		2016
Revenue	~~W~~	408,846	549,559
Profit for the year		12,327	21,082
Other comprehensive income (loss)		(9,366)	16,477
Total comprehensive income		2,961	37,559

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2017 and 2016 is as follows:

(i)	As of December 31, 2017

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	116,410	40%	46,564	—	(53)	46,511

(ii)	As of December 31, 2016

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	133,722	40%	53,489	—	(739)	52,750

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2017 and 2016 is as follows:

(i)	As of December 31, 2017

(In millions of won)
			Net profit (loss) of associates (applying ownership interest)
	Book value		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	75,996	3,943	5,093	9,036

(ii)	As of December 31, 2016

(In millions of won)
			Net profit (loss) of associates (applying ownership interest)
	Book value		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	119,933	(2,983)	(14,197)	(17,180)

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates and a joint venture accounted for using the equity method for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
		2017
Company		January 1		Acquisition/Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	52,750	—	(8,109)	5,617	(3,747)	—	46,511
	Others		119,933	(48,209)	(530)	3,943	5,093	(4,234)	75,996

		~~W~~	172,683	(48,209)	(8,639)	9,560	1,346	(4,234)	122,507

(In millions of won)
		2016
Company		January 1		Acquisition/Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	~~W~~	145,731	(121,204)	(29,902)	2,985	2,390	—	—
Associates	Paju Electric Glass Co., Ltd.		58,852	—	(21,030)	8,337	6,591	—	52,750
	Others		180,172	(28,034)	(8,888)	(2,983)	(14,197)	(6,137)	119,933

		~~W~~	384,755	(149,238)	(59,820)	8,339	(5,216)	(6,137)	172,683

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391
Accumulated depreciation as of January 1, 2017		—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)
Accumulated impairment loss as of January 1, 2017		—	(1,651)	(2,290)	—	—	—	(3,941)

Book value as of January 1, 2017	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449
Additions		—	—	—	—	7,272,476	—	7,272,476
Depreciation		—	(295,045)	(2,416,202)	(66,963)	—	(13,673)	(2,791,883)
Disposals		(1,042)	(7,206)	(75,275)	(52)	—	(3,133)	(86,708)
Others (*2)		69	339,640	3,825,155	87,186	(4,270,210)	18,160	—
Effect of movements in exchange rates		—	(63,222)	(140,306)	(3,087)	(14,213)	(687)	(221,515)
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960

Acquisition cost as of December 31, 2017	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	(1,757)	(2,290)	—	—	—	(4,047)

(*1)	As of December 31, 2017, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2016 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2016	~~W~~	462,787	5,998,384	36,450,747	794,894	1,268,946	216,044	45,191,802
Accumulated depreciation as of January 1, 2016		—	(2,117,951)	(31,694,483)	(663,331)	—	(164,257)	(34,640,022)
Accumulated impairment loss as of January 1, 2016		—	—	(5,760)	—	—	—	(5,760)

Book value as of January 1, 2016	~~W~~	462,787	3,880,433	4,750,504	131,563	1,268,946	51,787	10,546,020
Additions		—	—	—	—	4,562,263	—	4,562,263
Business combinations (*3)		—	16,023	655	449	—	663	17,790
Depreciation		—	(288,891)	(2,283,482)	(57,130)	—	(13,942)	(2,643,445)
Impairment loss		—	(1,610)	—	—	—	—	(1,610)
Disposals		(1,303)	(3,204)	(284,855)	(1,746)	—	(862)	(291,970)
Others (*2)		—	313,404	2,461,635	52,471	(2,846,180)	18,670	—
Effect of movements in exchange rates		—	(30,357)	(118,060)	(1,349)	(1,179)	(261)	(151,206)
Government grants received		—	(638)	(3,869)	—	(1,886)	—	(6,393)

Book value as of December 31, 2016	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449

Acquisition cost as of December 31, 2016	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391

Accumulated depreciation as of December 31, 2016	~~W~~	—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	(1,651)	(2,290)	—	—	—	(3,941)

(*1)	As of December 31, 2016, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.
(*3)	Business combinations include property, plant and equipment related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Capitalized borrowing costs	~~W~~	47,686	16,909
Capitalization rate		1.92%	2.91%

10.	Intangible Assets

(a)	Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)	Intellectual property rights		Software	Member -ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will(*2)	Others (*3)	Total
Acquisition cost as of January 1, 2017	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991
Accumulated amortization as of January 1, 2017		(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937
Additions - internally developed		—	—	—	336,207	—	—	—	—	—	336,207
Additions - external purchases		22,746	—	4,819	—	108,761	—	—	—	—	136,326
Amortization (*1)		(42,195)	(78,939)	—	(295,787)	—	(4,659)	(1,108)	—	(5)	(422,693)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress		—	98,989	—	—	(98,989)	—	—	(3,218)	—	(3,218)
Effect of movements in exchange rates		(19,847)	(4,332)	(6)	—	2,423	—	—	(3,806)	—	(25,568)

Book value as of December 31, 2017	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821

Acquisition cost as of December 31, 2017	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290

Accumulated amortization as of December 31, 2017	~~W~~	(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

10.	Intangible Assets, Continued

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	As of December 31, 2017, the book value of goodwill decreased by ~~W~~3,218 million as the Group completed the fair value measurement of land use right, acquired from business combination during the year ended December 31, 2016.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

10. Intangible Assets, Continued

(b)	Changes in intangible assets for the year ended December 31, 2016 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*3)	Total
Acquisition cost as of January 1, 2016	~~W~~	817,359	698,844	51,092	1,111,503	2,986	59,176	11,074	104,455	13,089	2,869,578
Accumulated amortization as of January 1, 2016		(516,421)	(541,212)	—	(924,273)	—	(19,731)	(6,275)	—	(13,063)	(2,020,975)
Accumulated impairment loss as of January 1, 2016		—	—	(9,873)	—	—	—	—	—	—	(9,873)

Book value as of January 1, 2016	~~W~~	300,938	157,632	41,219	187,230	2,986	39,445	4,799	104,455	26	838,730
Additions - internally developed		—	—	—	322,288	—	—	—	—	—	322,288
Additions - external purchases		21,160	—	800	—	80,481	—	—	—	—	102,441
Business combinations (*1)		—	365	—	—	—	—	—	4,623	—	4,988
Amortization (*2)		(41,088)	(75,786)	—	(253,178)	—	(6,947)	(1,107)	—	(20)	(378,126)
Disposals		—	—	(336)	—	—	—	—	—	—	(336)
Impairment loss		—	—	(138)	—	—	—	—	—	—	(138)
Transfer from construction-in-progress		—	65,327	—	—	(65,327)	—	—	—	—	—
Effect of movements in exchange rates		5,256	(1,766)	8	—	598	—	—	994	—	5,090

Book value as of December 31, 2016	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937

Acquisition cost as of December 31, 2016	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991

Accumulated amortization as of December 31, 2016	~~W~~	(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(10,011)	—	—	—	—	—	—	(10,011)

10.	Intangible Assets, Continued

(*1)	Business combinations include intangible assets related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.
(*2)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

10.	Intangible Assets, Continued

(c)	Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2017 and 2016 are as follows:

(i)	As of December 31, 2017

(In millions of won and in years)
Classification	Product		Book Value		Remaining Useful life
Development completed	Mobile		~~W~~	79,372	0.6
	TV			36,038	0.6
	Notebook			14,311	0.5
	Others			12,444	0.4

		Sub-Total	~~W~~	142,165

Development in process	Mobile		~~W~~	117,222
	TV			30,670
	Notebook			2,356
	Others			4,347

		Sub-Total	~~W~~	154,595

	Total		~~W~~	296,760

(ii)	As of December 31, 2016

(In millions of won and in years)
Classification	Product		Book Value		Remaining Useful life
Development completed	Mobile		~~W~~	54,405	0.5
	TV			50,223	0.6
	Notebook			16,207	0.6
	Others			20,032	0.6

		Sub-Total	~~W~~	140,867

Development in process	Mobile		~~W~~	45,496
	TV			22,392
	Notebook			21,950
	Others			25,635

		Sub-Total	~~W~~	115,473

	Total		~~W~~	256,340

11.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current
Short-term borrowings	~~W~~	—	113,209
Current portion of long-term debt		1,452,926	554,700

	~~W~~	1,452,926	667,909

Non-current
Won denominated borrowings	~~W~~	1,251,258	821,922
Foreign currency denominated borrowings		1,392,931	1,777,877
Bonds		1,506,003	1,511,062
Derivatives(*)		—	472

	~~W~~	4,150,192	4,111,333

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings as of December 31, 2017 and 2016 are as follows:

(In millions of won, USD)
Lender	Annual interest rate as of December 31, 2017 (%)	December 31, 2017		December 31, 2016
Standard Chartered Bank Korea Limited	—	~~W~~	—	113,209

Foreign currency equivalent			—	USD 94

(c)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2017 (%)	December 31, 2017		December 31, 2016
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	1,922	2,991
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	CD rate (91days) + 0.64~0.74, 2.28~3.07		1,250,000	620,000
Less current portion of long-term borrowings			(200,664)	(1,069)

		~~W~~	1,251,258	821,922

11.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings at the reporting date are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2017 (%)(*)	December 31, 2017		December 31, 2016
The Export-Import Bank of Korea	3ML+0.55~1.04	~~W~~	755,337	1,027,225
Standard Chartered Bank Korea Limited	—		—	8,469
China Construction Bank and others	USD: 3ML+0.80~2.00 CNY: 4.28		1,385,097	926,058

Foreign currency equivalent			USD 1,500	USD 1,157
			CNY 3,263	CNY 3,264
Less current portion of long-term borrowings		~~W~~	(747,503)	(183,875)

		~~W~~	1,392,931	1,777,877

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2017 (%)	December 31, 2017		December 31, 2016
Won denominated bonds (*)
Publicly issued bonds	March 2018 ~ October 2022	1.73~3.73	~~W~~	2,015,000	1,885,000
Less discount on bonds				(4,238)	(4,182)
Less current portion				(504,759)	(369,756)

			~~W~~	1,506,003	1,511,062

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Present value of partially funded defined benefit obligations	~~W~~	1,562,424	1,401,396
Fair value of plan assets		(1,466,977)	(1,258,409)

	~~W~~	95,447	142,987

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2017 and 2016 are as follows :

(In millions of won)	2017		2016
Opening defined benefit obligations	~~W~~	1,401,396	1,381,648
Current service cost		195,850	210,682
Interest cost		40,844	39,420
Remeasurements (before tax)		(114)	(161,082)
Benefit payments		(76,011)	(65,099)
Transfers from (to) related parties		534	(4,205)
Others		(75)	32

Closing defined benefit obligations	~~W~~	1,562,424	1,401,396

Weighted average remaining maturity of defined benefit obligations as of December 31, 2017 and 2016 are 14.0 years and 14.3 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Opening fair value of plan assets	~~W~~	1,258,409	1,027,850
Expected return on plan assets		38,453	29,140
Remeasurements (before tax)		(16,374)	(5,736)
Contributions by employer directly to plan assets		250,998	265,000
Benefit payments		(64,509)	(57,845)

Closing fair value of plan assets	~~W~~	1,466,977	1,258,409

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Guaranteed deposits in banks	~~W~~	1,466,977	1,258,409

As of December 31, 2017, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

The Group’s estimated additional contribution to the plan assets for the year ending December 31, 2018 is W129,138 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Current service cost	~~W~~	195,850	210,682
Net interest cost		2,391	10,280

	~~W~~	198,241	220,962

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2017		2016
Cost of sales	~~W~~	158,418	177,652
Selling expenses		11,114	12,513
Administrative expenses		16,287	16,486
Research and development expenses		12,422	14,311

	~~W~~	198,241	220,962

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Balance at January 1	~~W~~	(163,950)	(281,902)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(48,890)	70,258
Demographic assumptions		(7,702)	(4,605)
Financial assumptions		56,706	95,429
Return on plan assets		(16,374)	(5,736)
Share of associates regarding remeasurements		441	200

	~~W~~	(15,819)	155,546

Income tax	~~W~~	9,259	(37,594)

Balance at December 31	~~W~~	(170,510)	(163,950)

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2017	December 31, 2016
Expected rate of salary increase	4.7%	4.7%
Discount rate for defined benefit obligations	3.2%	3.0%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2017	December 31, 2016
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2017:

In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(190,224)	229,954
Expected rate of salary increase		224,578	(189,818)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2017 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2017	~~W~~	—	62,462	1,665	64,127
Additions		43	251,131	170	251,344
Usage and reclassification		—	(211,143)	—	(211,143)

Balance at December 31, 2017	~~W~~	43	102,450	1,835	104,328

Current	~~W~~	43	74,138	1,835	76,016
Non-current	~~W~~	—	28,312	—	28,312

(*)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Current liabilities
Withholdings	~~W~~	63,766	40,190
Unearned revenues		12,225	8,776

	~~W~~	75,991	48,966

Non-current liabilities
Long-term accrued expenses	~~W~~	70,561	65,616
Long-term other accounts payable		2	3,530

	~~W~~	70,563	69,146

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. In March 2017, the parties reached settlements in principle through mediation. In April 2017, the parties filed a stipulation of dismissal and amicably settled all claims asserted in the above-mentioned patent litigations.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In April 2017, the case was terminated pursuant to a stipulation of dismissal filed by Surpass Tech Innovation LLC.

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Controlling Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. Prior to Argos’ filing of Particulars of Claim and service, the Controlling Company and LG Display Taiwan Co., Ltd. reached a settlement in principle in December 2017. The parties expect to execute a settlement agreement in early 2018.

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2017.

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,743 million (~~W~~1,867,964 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2017, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts mentioned above, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000	—	—
	Sumitomo Mitsui Banking Corporation	USD	20	21,428	—	—
	Bank of Tokyo-Mitsubishi UFJ	USD	70	74,998	—	—
	BNP Paribas	USD	150	160,710	—	—

		USD	240		—	—
		KRW	90,000	347,136	—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	321,420	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	82	87,855	—	—
	Hongkong & Shanghai Banking Corp.	USD	60	64,284	—	—
	Taishin International Bank	USD	280	299,992	—	—

LG Display Germany GmbH	Citibank	USD	160	171,424	—	—
	BNP Paribas	USD	75	80,355	—	—

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	400	428,560	—	—
	Standard Chartered Bank	USD	400	428,560	—	—
	Sumitomo Mitsui Banking Corporation	USD	250	267,850	—	—

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	96,426	—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD	64	68,570	—	—

		USD	2,161	2,315,296	—	—

		USD	2,401		—	—
		KRW	90,000	2,662,432	—	—

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2017, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~32,142 million) with KEB Hana Bank, USD 80 million (~~W~~85,712 million) with Bank of China and USD 50 million (~~W~~53,570 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 900 million (~~W~~964,260 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements and USD 8.5 million (~~W~~9,107 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of China and other various banks amounting to CNY 3,550 million (~~W~~580,958 million), JPY 700 million (~~W~~6,644 million), USD 0.5 million (~~W~~536 million), EUR 2.5 million (~~W~~3,198 million), PLN 0.2 million (~~W~~61 million) and VND 40,992 million (~~W~~1,935 million), respectively, for their local tax payments and utility payments.

Credit facility

LG Display Vietnam Co., Ltd. and other subsidiary have entered into long-term credit facility agreements of up to USD 550 million (~~W~~589,270 million) with Sumitomo Mitsui Banking Corporation and other various banks and borrowings as of December 31, 2017 amount to USD 495 million (~~W~~530,343 million)

License agreements

As of December 31, 2017, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2017, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 900 million (~~W~~964,260 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 900 million (~~W~~964,260 million) from KEB Hana Bank and other various banks relating to advance received.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (~~W~~320,797 million) and CNY 1,964 million (~~W~~321,376 million) from China Construction Bank, as of December 31, 2017, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~303,324 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2017 and December 31, 2016, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2017 to December 31, 2017.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Foreign currency translation differences for foreign operations	~~W~~	(259,749)	(59,042)
Other comprehensive loss from associates (excluding remeasurements of net defined benefit liabilities)		(28,531)	(29,436)

	~~W~~	(288,280)	(88,478)

15.	Capital and Reserves, Continued

The movement in reserves for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	Net change in fair value of available-for-sale financial assets		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2016	~~W~~	58	18,196	(24,020)	(5,766)
Change in reserves		(58)	(77,238)	(5,416)	(82,712)
December 31, 2016		—	(59,042)	(29,436)	(88,478)
January 1, 2017		—	(59,042)	(29,436)	(88,478)
Change in reserves		—	(200,707)	905	(199,802)
December 31, 2017		—	(259,749)	(28,531)	(288,280)

(c)	Dividends

The dividends of ~~W~~178,908 million (~~W~~500 won per share) were determined by the board of directors of the Controlling Company in 2017 but have not been paid yet. There are no income tax consequences.

16.	Revenue

Details of revenue for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Sales of goods	~~W~~	27,745,047	26,463,563
Royalties		20,175	17,122
Others		24,994	23,389

	~~W~~	27,790,216	26,504,074

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2017 and 2016.

(a)	Revenue by geography

(In millions of won)
Region	2017		2016
Domestic	~~W~~	1,996,183	1,825,191
Foreign
China		18,090,974	18,367,767
Asia (excluding China)		2,383,390	2,148,676
United States		2,724,714	2,053,317
Europe (excluding Poland)		1,433,126	983,672
Poland		1,161,829	1,125,451

	~~W~~	25,794,033	24,678,883

	~~W~~	27,790,216	26,504,074

Sales to Company A and Company B amount to ~~W~~9,027,165 million and ~~W~~6,511,961 million, respectively, for the year ended December 31, 2017 (2016: ~~W~~9,122,385 million and ~~W~~5,808,630 million). The Group’s top ten end-brand customers together accounted for 81% of sales for the year ended December 31, 2017 (2016: 82%).

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2017			December 31, 2016
Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	12,487,111	731,373	8,758,171	673,966
Foreign
China		2,929,739	17,244	3,079,724	23,298
Others		785,110	164,204	193,554	197,673

	~~W~~	3,714,849	181,448	3,273,278	220,971

	~~W~~	16,201,960	912,821	12,031,449	894,937

17.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
	2017		2016
Televisions	~~W~~	11,717,982	10,132,520
Desktop monitors		4,393,482	4,035,195
Tablet products		2,369,634	2,695,808
Notebook computers		2,244,088	2,383,532
Mobile and others		7,065,030	7,257,019

	~~W~~	27,790,216	26,504,074

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Changes in inventories	~~W~~	(62,299)	63,884
Purchases of raw materials, merchandise and others		13,548,848	14,244,942
Depreciation and amortization		3,214,576	3,021,571
Outsourcing fees		771,697	819,742
Labor costs		3,258,427	3,022,607
Supplies and others		1,239,915	1,053,245
Utility		865,347	840,664
Fees and commissions		692,125	638,732
Shipping costs		249,820	224,742
Advertising		236,440	67,636
Warranty expenses		251,131	166,691
Travel		92,976	73,807
Taxes and dues		91,806	74,506
Others		919,051	927,218

	~~W~~	25,369,860	25,239,987

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries	~~W~~	327,288	276,824
Expenses related to defined benefit plans		27,401	28,999
Other employee benefits		94,740	89,717
Shipping costs		214,866	191,442
Fees and commissions		197,070	192,786
Depreciation		138,711	129,225
Taxes and dues		46,317	30,523
Advertising		236,440	67,636
Warranty expenses		251,131	166,691
Rent		26,711	25,840
Insurance		12,459	11,561
Travel		27,879	23,343
Training		16,311	14,464
Others		73,181	55,365

	~~W~~	1,690,505	1,304,416

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries and wages	~~W~~	2,704,217	2,418,869
Other employee benefits		483,704	459,730
Contributions to National Pension plan		73,061	69,588
Expenses related to defined benefit plan		198,241	220,962

	~~W~~	3,459,223	3,169,149

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Foreign currency gain	~~W~~	969,425	1,543,909
Gain on disposal of property, plant and equipment		101,227	14,637
Gain on disposal of intangible assets		308	—
Reversal of impairment loss on intangible assets		35	—
Rental income		2,212	5,152
Others		8,539	27,126

	~~W~~	1,081,746	1,590,824

(b)	Details of other non-operating expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Foreign currency loss	~~W~~	1,189,193	1,420,502
Other bad debt expenses		1,798	579
Loss on disposal of property, plant and equipment		20,030	7,466
Impairment loss on property, plant, and equipment		—	1,610
Loss on disposal of intangible assets		30	75
Impairment loss on intangible assets		1,809	138
Donations		17,152	22,221
Expenses related to legal proceedings or claims and others		443	15,240

	~~W~~	1,230,455	1,467,831

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Finance income
Interest income	~~W~~	60,106	42,079
Foreign currency gain		210,890	81,554
Gain on disposal of investments in equity accounted investees		3,669	11,367
Gain on transaction of derivatives		3,106	4,427
Gain on valuation of derivatives		1,070	244
Gain on disposal of available-for-sale financial assets		8	—
Gain on valuation of financial asset at fair value through profit or loss		170	—

	~~W~~	279,019	139,671

Finance costs
Interest expense	~~W~~	90,538	113,285
Foreign currency loss		126,642	132,320
Loss on disposal of investments in equity accounted investees		42,112	5,643
Loss on impairment of investments in equity accounted investees		4,234	6,137
Loss on impairment of available-for-sale financial assets		1,948	3,757
Loss on valuation of financial asset at fair value through profit or loss		—	118
Loss on sale of trade accounts and notes receivable		784	2,886
Loss on transaction of derivatives		514	334
Loss on valuation of derivatives		—	472
Others		2,084	1,234

	~~W~~	268,856	266,186

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Foreign currency translation differences for foreign operations	~~W~~	(231,738)	(90,503)
Net change in fair value of available-for-sale financial assets		—	(77)
Tax effect		—	19

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	(231,738)	(90,561)

23.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Current tax expense
Current year	~~W~~	512,123	361,237
Deferred tax expense (benefit)
Origination and reversal of temporary differences		(104,835)	(49,190)
Change in unrecognized deferred tax assets		(11,708)	72,678

	~~W~~	(116,543)	23,488

Income tax expense	~~W~~	395,580	384,725

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017				2016
	Before tax		Tax benefit	Net of tax	Before tax	Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	—	—	—	(77)	19	(58)
Remeasurements of net defined benefit liabilities (assets)		(16,260)	9,259	(7,001)	155,346	(37,594)	117,752
Foreign currency translation differences for foreign operations		(231,738)	—	(231,738)	(90,503)	—	(90,503)
Change in equity of equity method investee		1,346	—	1,346	(5,216)	—	(5,216)

	~~W~~	(246,652)	9,259	(237,393)	59,550	(37,575)	21,975

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)	2017			2016
Profit for the year	~~W~~		1,937,052		931,058
Income tax expense			395,580		384,725

Profit before income tax			2,332,632		1,316,233

Income tax expense using the statutory tax rate of each country		28.54%	665,733	33.49%	440,753
Non-deductible expenses		2.72%	63,416	3.39%	44,606
Tax credits		(10.64%)	(248,191)	(11.45%)	(150,663)
Change in unrecognized deferred tax assets		(0.50%)	(11,708)	5.52%	72,678
Effect on change in tax rate (Note 24(d))		(3.10%)	(72,376)	—	—
Others		(0.06%)	(1,294)	(1.72%)	(22,649)

Actual income tax expense	~~W~~		395,580		384,725

Actual effective tax rate			16.96%		29.23%

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2017, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~103,946 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2017, the Controlling Company recognized deferred tax assets of ~~W~~268,926 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Tax credit carryforwards	~~W~~	—	—	—	58,391	91,862

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2017		December, 31, 2016	December, 31, 2017	December, 31, 2016	December, 31, 2017	December, 31, 2016
Other accounts receivable, net	~~W~~	—	—	(1,441)	(1,190)	(1,441)	(1,190)
Inventories, net		34,550	35,771	—	—	34,550	35,771
Defined benefit liabilities, net		2,375	10,817	—	—	2,375	10,817
Unrealized gain or loss and others		29,061	34,777	—	—	29,061	34,777
Accrued expenses		183,903	122,998	—	—	183,903	122,998
Property, plant and equipment		409,928	338,860	—	—	409,928	338,860
Intangible assets		3,457	744	(24,646)	(31,771)	(21,189)	(31,027)
Provisions		27,018	15,051	—	—	27,018	15,051
Gain or loss on foreign currency translation, net		13	11	—	—	13	11
Others		27,562	21,435	—	—	27,562	21,435
Tax credit carryforwards		268,926	287,400	—	—	268,926	287,400

Deferred tax assets (liabilities)	~~W~~	986,793	867,864	(26,087)	(32,961)	960,706	834,903

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	January 1, 2016		Profit or loss	Other comprehensive income (loss)	December 31, 2016	Profit or loss	Other comprehensive income	December 31, 2017
Other accounts receivable, net	~~W~~	(2,388)	1,198	—	(1,190)	(251)	—	(1,441)
Inventories, net		46,449	(10,678)	—	35,771	(1,221)	—	34,550
Available-for-sale financial assets		(19)	—	19	—	—	—	—
Defined benefit liabilities, net		58,962	(10,551)	(37,594)	10,817	(17,701)	9,259	2,375
Unrealized gain or loss and others		9,121	25,656	—	34,777	(5,716)	—	29,061
Accrued expenses		122,002	996	—	122,998	60,905	—	183,903
Property, plant and equipment		271,252	67,608	—	338,860	71,068	—	409,928
Intangible assets		(33,846)	2,819	—	(31,027)	9,838	—	(21,189)
Provisions		14,152	899	—	15,051	11,967	—	27,018
Gain or loss on foreign currency translation, net		11	—	—	11	2	—	13
Others		25,253	(3,818)	—	21,435	6,127	—	27,562
Tax credit carryforwards		385,017	(97,617)	—	287,400	(18,474)	—	268,926

Deferred tax assets (liabilities)	~~W~~	895,966	(23,488)	(37,575)	834,903	116,544	9,259	960,706

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2017. During the year ended December 31, 2017, certain amendments to corporate income tax rules in Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Accordingly, the Controlling Company recorded the impact from the amendment in 2017.

25.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2017 and 2016 are as follows:

(In won and No. of shares)	2017		2016
Profit attributable to owners of the Controlling Company	~~W~~	1,802,756,119,275	906,714,278,688
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	5,038	2,534

For the years ended December 31, 2017 and 2016, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2017 and 2016 are not calculated since there was no potential common stock.

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency Risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2017
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,228	152	6,940	16	3	165	342,063
Deposits in banks	—	—	750	—	—	—	—
Trade accounts and notes receivable	3,316	11	1,453	—	—	—	—
Non-trade receivable	62	1,340	136	2	9	—	13,405
Other assets denominated in foreign currencies	1	206	596	7	—	—	1,882
Trade accounts and notes payable	(1,345)	(14,898)	(2,843)	—	—	—	(102,398)
Other accounts payable	(285)	(14,653)	(2,403)	(11)	(8)	(4)	(2,138,370)
Debt	(1,500)	—	(3,263)	—	—	—	—

Net exposure	1,477	(27,842)	1,366	14	4	161	(1,883,418)

(In millions)	December 31, 2016
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	518	308	3,785	36	1	77	338,770
Deposits in banks	—	—	500	—	—	—	—
Trade accounts and notes receivable	3,558	10	1,776	—	—	—	—
Non-trade receivable	52	2,434	199	12	—	2	—
Long-term non-trade receivable	2	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	259	210	6	—	—	506
Trade accounts and notes payable	(1,204)	(14,940)	(2,567)	—	—	—	—
Other accounts payable	(397)	(9,836)	(771)	(7)	(2)	(5)	(665,869)
Debt	(1,251)	—	(3,264)	—	—	—	—

Net exposure	1,279	(21,765)	(132)	47	(1)	74	(326,593)

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2017 and 2016 and the exchange rates at December 31, 2017 and December 31, 2016 are as follows:

(In won)	Average rate			Reporting date spot rate
	2017		2016	December 31, 2017	December 31, 2016
USD	~~W~~	1,131.08	1,159.83	1,071.40	1,208.50
JPY		10.09	10.67	9.49	10.37
CNY		167.52	174.40	163.65	173.26
TWD		37.16	35.97	35.92	37.41
EUR		1,277.01	1,283.95	1,279.25	1,267.60
PLN		299.98	294.41	306.07	287.62
VND		0.0498	0.0518	0.0472	0.0531

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2017 and 2016, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2017			December 31, 2016
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	50,040	91,238	57,111	63,337
JPY (5 percent weakening)		(10,294)	(9,141)	(8,972)	(7,237)
CNY (5 percent weakening)		13,212	(6,396)	(3,410)	7,077
TWD (5 percent weakening)		23	1	88	—
EUR (5 percent weakening)		16	594	(40)	(79)
PLN (5 percent weakening)		2,515	(120)	1,129	(167)
VND (5 percent weakening)		(4,445)	—	(867)	—

A stronger won against the above currencies as of December 31, 2017 and 2016 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

26.	Financial Risk Management, Continued

(ii)	Interest Rate Risk

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Fixed rate instruments
Financial assets	~~W~~	3,360,800	2,722,600
Financial liabilities		(2,962,671)	(2,203,378)

	~~W~~	398,129	519,222

Variable rate instruments
Financial liabilities	~~W~~	(2,640,447)	(2,575,392)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2017 and 2016 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2017
Variable rate instruments(*)	~~W~~	(17,362)	17,362	(17,362)	17,362
December 31, 2016
Variable rate instruments(*)	~~W~~	(16,868)	16,868	(16,868)	16,868

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

26.	Financial Risk Management, Continued

(b)	Credit risk, Continued

The Group does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	2,602,560	1,558,696
Deposits in banks		758,089	1,163,763
Trade accounts and notes receivable, net		4,325,120	4,957,993
Non-trade receivable, net		150,554	134,161
Accrued income		14,273	9,431
Available-for-sale financial assets		162	154
Financial assets at fair value through profit or loss		1,552	1,382
Deposits		30,378	47,954
Short-term loans		16,766	7,696
Long-term loans		32,408	34,760
Long-term non-trade receivable		8,738	2,619
Derivatives		842	244

	~~W~~	7,941,442	7,918,853

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

26.	Financial Risk Management, Continued

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2017.

(In millions of won)	Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	~~W~~	642,172	660,540	258,027	145,804	256,709	—	—
Unsecured bank loans		2,950,184	3,112,199	36,579	596,101	1,107,718	1,176,097	195,704
Unsecured bond issues		2,010,762	2,124,147	413,307	134,829	592,031	983,980	—
Trade accounts and notes payable		2,875,090	2,875,090	2,875,090	—	—	—	—
Other accounts payable		3,169,937	3,170,157	3,169,790	367	—	—	—
Long-term other accounts payable		2	2	—	—	2	—	—

	~~W~~	11,648,147	11,942,135	6,752,793	877,101	1,956,460	2,160,077	195,704

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2017		December 31, 2016
Total liabilities	~~W~~	14,178,177	11,421,948
Total equity		14,981,510	13,462,388
Cash and deposits in banks (*1)		3,360,638	2,722,446
Borrowings (including bonds)		5,603,118	4,778,770
Total liabilities to equity ratio		95%	85%
Net borrowings to equity ratio (*2)		15%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Other current financial assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2017				December 31, 2016
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162		154	154
Financial asset at fair value through profit or loss		1,552	1,552		1,382	1,382
Derivatives		842	842		244	244
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,602,560		(*)	1,558,696		(*)
Deposits in banks		758,089		(*)	1,163,763		(*)
Trade accounts and notes receivable		4,325,120		(*)	4,957,993		(*)
Non-trade receivable		150,554		(*)	134,161		(*)
Accrued income		14,273		(*)	9,431		(*)
Deposits		30,378		(*)	47,954		(*)
Short-term loans		16,766		(*)	7,696		(*)
Long-term loans		32,408		(*)	34,760		(*)
Long-term non-trade receivable		8,738		(*)	2,619		(*)
Liabilities carried at fair value
Derivatives	~~W~~	—	—		472	472
Liabilities carried at amortized cost
Secured bank loans	~~W~~	642,172	642,172		700,820	700,820
Unsecured bank loans		2,950,184	2,955,399		2,197,132	2,200,522
Unsecured bond issues		2,010,762	2,016,086		1,880,818	1,903,863
Trade accounts and notes payable		2,875,090		(*)	2,877,326		(*)
Other accounts payable		3,169,937	3,170,147		2,449,517	2,449,938
Long-term other accounts payable		2		(*)	3,530	3,891

(*)	Excluded from disclosures as the carrying amount approximates fair value.

26.	Financial Risk Management, Continued

(iii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	729	729
Kyulux, Inc.		1,968	3,266
Henghao Technology Co., Ltd.		—	1,559
ARCH Venture Fund Vill, L.P.		2,283	2,285

	~~W~~	4,980	7,839

26.	Financial Risk Management, Continued

The movement in the available-for-sale financial assets for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)	December 31, 2017
	January 1, 2017		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2017
Intellectual Discovery Co., Ltd.	~~W~~	729	—	—	—	—	729
Kyulux Inc.		3,266	—	—	(1,298)	—	1,968
Henghao Technology Co., Ltd.		1,559	—	(909)	(650)	—	—
ARCH Venture Fund Vill, L.P		2,285	266	—	—	(268)	2,283

	~~W~~	7,839	266	(909)	(1,948)	(268)	4,980

(In millions of won)	December 31, 2016
	January 1,2016		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	(1,944)	—	729
Kyulux Inc.		3,266	—	—	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	(1,813)	—	1,559
ARCH Venture Fund Vill, L.P		1,378	859	(48)	—	96	2,285

	~~W~~	10,689	859	(48)	(3,757)	96	7,839

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since they do not have a quoted price in an active market for an identical instruments.

26.	Financial Risk Management, Continued

(iv)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2017
Assets
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial asset at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial asset at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives	~~W~~	—	—	472	472

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	642,172	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,955,399	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	3,170,147	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	700,820	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,200,522	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,449,938	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2017	December 31, 2016
Debentures, loans and others	1.57~2.92%	1.48~2.68%

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2017 are as follows:

(In millions of won)				Non-cash transactions
	January 1, 2017		Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	December 31, 2017
Short-term borrowings	~~W~~	113,209	(105,864)	—	(7,345)	—	—
Current portion of long-term debt		554,700	(544,731)	1,525,616	(83,262)	603	1,452,926
Long-term borrowings		2,599,799	1,195,415	(1,021,215)	(129,810)	—	2,644,189
Bonds		1,511,062	497,959	(504,401)	—	1,383	1,506,003

	~~W~~	4,778,770	1,042,779	—	(220,417)	1,986	5,603,118

28.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2017 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group for the years ended December 31, 2017 and 2016 are as follows:

Classification	December 31, 2017	December 31, 2016
Subsidiaries of Associates	Shinbo Electric Co., Ltd. -	Shinbo Electric Co., Ltd. New Optics USA, Inc.
	-	NEWOPTIX RS. SA DE CV

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Hiplaza Co., Ltd. Hi Entech Co., Ltd.	Hiplaza Co., Ltd. Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	-	LG Electronics Thailand Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	-	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology Co., LTD.	LG Electronics Nanjing New Technology Co., LTD.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicalli, S.A. DE C.V.	LG Electronics Mexicalli, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.

28.	Related Parties and Others, Continued

(a)	Related parties, Continued

Classification	December 31, 2017	December 31, 2016
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	-	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	P.T.LG Electronics Indonesia	P.T.LG Electronics Indonesia
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	Hi M Solutek	Hi M Solutek
	LG Electronics Deutschland GmbH	LG Electronics Deutschland GmbH
	LG Electronics Egypt S.A.E.	LG Electronics Egypt S.A.E.
	-	LG Innotek Yantai Co., Ltd.
	LG Electronics Alabama Inc.	LG Electronics Alabama Inc.
	LG Electronics (China) Co., Ltd.	-
	LG Electronics Ticaret A.S.	-
	PT.LG Electronics Service Indonesia	-
	LG Electronics Polska Sp. z o.o.	-

28.	Related Parties and Others, Continued

(b)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		—	—	1,862	66,548	—	2,259
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Shinbo Electric Co., Ltd. (*)		15,812	—	—	—	—	21
Narenanotech Corporation (*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	175
YAS Co., Ltd.		—	—	6,347	69,243	—	2,474

	~~W~~	15,813	8,639	389,303	157,518	90,789	10,124

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,689,381	—	47,898	906,427	—	109,865

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	8,892	—	198

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	300,785	—	—	245	—	379
LG Electronics RUS, LLC		103,479	—	—	—	—	963
LG Electronics do Brasil Ltda.		228,821	—	—	—	—	430
LG Innotek Co., Ltd.		14,836	—	199,896	—	—	5,692
Qingdao LG Inspur Digital Communication Co., Ltd.		77,787	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		230,832	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		319,772	—	—	—	—	186
LG Electronics Mlawa Sp. z o.o.		847,565	—	—	—	—	985
LG Electronics Taiwan Taipei Co., Ltd.		13,693	—	—	—	—	164
LG Hitachi Water Solutions Co., Ltd.		—	—	—	318,978	—	1,532
LG Electronics Reynosa, S.A. DE C.V.		1,287,340	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	255	3,744	—	2,621
HiEntech Co., Ltd.		—	—	—	6,991	—	34,432
Hientech (Tianjin) Co., Ltd.		—	—	—	21,838	—	11,822
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
Others		857	—	3	14	—	7,264

	~~W~~	3,731,532	—	200,154	360,702	—	68,835

	~~W~~	5,436,726	8,639	637,355	1,424,647	90,789	188,824

(*)	Represents transactions occurred prior to disposal of the entire investments.

28.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	59,388	29,902	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	2,469	—	50,372	—	7,569	255
New Optics USA, Inc.		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		33	—	—	—	—	—
INVENIA Co., Ltd.		54	—	1,429	48,398	—	261
TLI Inc.(*2)		—	101	57,429	—	—	2,238
AVACO Co., Ltd.(*2)		—	128	703	31,299	—	1,373
AVATEC Co., Ltd.		—	265	—	—	70,196	1,027
Paju Electric Glass Co., Ltd.		—	21,030	453,463	—	—	3,674
Shinbo Electric Co., Ltd.		204,637	—	355,607	—	2,449	1,097
Narenanotech Corporation		17	—	513	24,821	—	909
WooRee E&L Co., Ltd.		—	—	—	—	—	32
YAS Co., Ltd.		44	—	2,076	80,836	—	1,758
LB Gemini New Growth Fund No. 16		—	8,394	—	—	—	—

	~~W~~	207,254	29,918	921,592	185,354	80,723	12,624

28.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,580,279	—	23,047	538,175	—	103,158

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	75,591	—	—	—	—	69
LG Electronics Vietnam Haiphong Co., Ltd.		162,893	—	—	—	—	141
LG Electronics Nanjing New Technology Co., Ltd.		229,773	—	—	293	—	1,876
LG Electronics RUS, LLC		127,316	—	—	—	—	2,993
LG Electronics do Brasil Ltda.		133,903	—	—	—	—	3,430
LG Innotek Co., Ltd.		11,503	—	209,878	—	—	9,873
Qingdao LG Inspur Digital Communication Co., Ltd.		47,804	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		370,966	—	—	—	—	5
LG Electronics Mexicalli, S.A. DE C.V.		210,021	—	—	—	—	77
LG Electronics Mlawa Sp. z o.o.		709,558	—	—	—	—	895
LG Electronics Taiwan Taipei Co., Ltd.		11,919	—	—	—	—	27

28.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Wroclaw Sp. z o.o.	~~W~~	290,785	—	—	—	—	99
LG Hitachi Water Solutions Co., Ltd.		—	—	—	167,987	—	2,782
LG Electronics Reynosa, S.A. DE C.V.		1,074,790	—	—	—	—	1,907
LG Electronics Almaty Kazakhstan		15,953	—	—	—	—	33
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	4,994	—	259
Hi Entech Co., Ltd.		—	—	—	—	—	25,365
Hientech (Tianjin) Co., Ltd.		—	—	—	28,587	—	10,613
LG Electronics S.A. (Pty) Ltd		21,236	—	—	—	—	39
Others		2,289	—	—	—	—	4,094

	~~W~~	3,496,300	—	209,878	201,861	—	64,577

	~~W~~	5,343,221	59,820	1,154,517	925,390	80,723	180,902

(*1)	Represents transactions occurred prior to exchange of equity interests.
(*2)	Represents transactions occurred prior to disposal of the entire investments.

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016
Associates
New Optics Ltd.(*)	~~W~~	—	1,000	—	8,616
INVENIA Co., Ltd.		2,375	833	18,662	6,515
AVATEC Co., Ltd.		—	—	2,949	5,190
Paju Electric Glass Co., Ltd.		—	—	60,141	71,685
Shinbo Electric Co., Ltd.(*)		—	85,011	—	64,693
Narenanotech Corporation(*)		—	300	—	2,826
WooRee E&L Co., Ltd.		—	—	61	—
YAS Co., Ltd.		375	833	6,474	3,531

	~~W~~	2,750	87,977	88,287	163,056

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	550,335	357,577	257,071	160,309

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics do Brasil Ltda.	~~W~~	19,091	14,299	10	27
LG Electronics RUS, LLC		25,102	47,686	80	—
LG Innotek Co., Ltd.		407	1,070	62,675	50,919
Qingdao LG Inspur Digital Communication Co., Ltd.		13,061	7,007	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		55,278	72,963	—	5

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	29,440	11,959	—	13
LG Electronics Mlawa Sp. z o.o.		136,874	222,480	25	27
LG Electronics Nanjing New Technology Co., Ltd.		46,373	51,794	699	78
LG Electronics Reynosa, S.A. DE C.V.		137,413	93,873	82	259
LG Electronics Vietnam Haiphong Co., Ltd.		36,017	35,121	3,917	7
LG Hitachi Water Solutions Co., Ltd.		—	—	154,864	108,119
Hientech (Tianjin) Co., Ltd.		—	—	5,600	3,746
Hientech Co., Ltd.		—	—	6,679	4,080
Others		10,648	46,735	1,715	2,962

	~~W~~	509,704	604,987	236,346	170,242

	~~W~~	1,062,789	1,050,541	581,704	493,607

(*)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

28.	Related Parties and Others, Continued

(d)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	Loans(*1)
Associates	January 1, 2017		Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

(In millions of won)
	Loans(*)
Associates	January 1, 2016		Increase	Decrease	December 31, 2016
New Optics Ltd.	~~W~~	—	1,000	—	1,000
INVENIA Co., Ltd.		1,000	—	167	833
Narenanotech Corporation		300	—	—	300
YAS Co., Ltd.		1,000	—	167	833

	~~W~~	2,300	1,000	334	2,966

(*)	Loans are presented based on nominal amounts.

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2017 and 2016 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2017			December 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	16,903	917,851	8,660	135,222
LG Chem (Nanjing) Information & Electronics Materials Co., Ltd.		—	411,382	—	108,505
LG Chem (China) Investment Co., Ltd.		—	6,533	—	1,829
Serveone Co., Ltd.		677	1,540,870	21,565	535,404
Serveone (Nanjing) Co., Ltd.		—	121,883	—	46,115
Serveone Construction Co., Ltd.		—	81,859	—	23,056
Serveone (Guangzhou) Co., Ltd.		—	94,074	—	26,227
Serveone Vietnam Co., Ltd.		—	30,974	—	15,045
Silicon Works Co., Ltd.		—	624,127	—	120,031
LG CNS Co., Ltd.		323	205,290	—	74,633
LG CNS China Inc.		—	33,188	—	10,845
LG N-Sys Inc.		—	23,315	—	15,810

28.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2017			December 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp.		16,962	110,620	5,637	25,965
LG International (America) Inc.		22,883	161,435	4,998	65,352
LG International (Japan) Ltd.		122,311	1,333,552	1,515	103,443
LG International (Singapore) Pte., Ltd.		571,387	3,575	100,042	2,706
LG International (Deutschland) GmbH		—	19,938	—	2,353
Pantos Logistics Co., Ltd.		41	95,285	—	10,597
Pantos Logistics (Shanghai) Co., Ltd.		—	20,736	—	3,512
Pantos Logistics (Shenzhen) Co., Ltd.		—	110,434	—	6,840
LG Management Development Institute		—	10,233	3,480	699
HS Ad Inc.		—	9,202	—	5,519
GllR America Inc.		—	76,244	—	8,503
LG Corp.		—	60,756	4,700	1,523
Others		2,829	89,211	1,948	27,656

	~~W~~	754,316	6,192,567	152,545	1,377,390

28.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	65	941,355	30	106,790
LG Chem (Nanjing) Information & Electronics Materials Co., Ltd.		—	384,480	—	79,117
LG Chem (China) Investment Co.,Ltd.		—	718	—	734
Serveone Co., Ltd.		3,476	1,092,483	20,157	398,671
Serveone (Nanjing) Co., Ltd.		—	104,743	—	47,485
Serveone Construction Co., Ltd.		—	50,204	—	8,951
Serveone (Guangzhou) Co., Ltd.		—	90,973	—	19,719
Serveone Vietnam Co., Ltd.		—	4,562	—	587
Silicon Works Co., Ltd.		409	583,508	13	106,313
LG CNS Co., Ltd.		550	183,181	—	89,152
LG CNS China Inc.		5	39,730	—	8,597
LG N-Sys Inc.		—	13,618	—	9,259
LG International Corp.		17,706	86,008	16,951	16,930
LG International (America) Inc.		20,940	48,551	3,594	20,449
LG International (Japan) Ltd.		139,324	842,483	14,603	125,689
LG International (Singapore) Pte., Ltd.		425,025	1,810	31,071	—
LG International (Deutschland) GmbH		509	8,848	—	4,935
Pantos Logistics Co., Ltd.		20	72,722	—	8,183
Pantos Logistics (Shanghai) Co., Ltd.		—	21,249	—	2,251
Pantos Logistics (Shenzhen) Co., Ltd.		—	94,972	—	8,577
LG Management Development Institute		—	9,720	3,480	376

28.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
HS Ad Inc.	~~W~~	—	5,219	—	1,465
LG Corp.		—	59,038	7,937	—
Others		14,386	56,984	3,078	4,337

	~~W~~	622,415	4,797,159	100,914	1,068,567

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Short-term benefits	~~W~~	3,724	2,323
Expenses related to the defined benefit plan		488	897

	~~W~~	4,212	3,220

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)
	2017		2016
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	632,355	809,406

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”) which comprise the separate statements of financial position of the Company as of December 31, 2017 and 2016, the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the separate financial position of the Company as of December 31, 2017 and 2016, and its separate financial performance and its separate cash flows for the years then ended in accordance with K-IFRS.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2018

This report is effective as of February 22, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Assets
Cash and cash equivalents	4, 26	~~W~~	566,408	259,467
Deposits in banks	4, 26		580,770	1,076,520
Trade accounts and notes receivable, net	5, 14, 26, 28		4,673,570	5,128,925
Other accounts receivable, net	5, 26		687,109	403,744
Other current financial assets	6, 26		13,499	7,696
Inventories	7		1,682,245	1,706,983
Other current assets	5		177,473	129,240

Total current assets			8,381,074	8,712,575

Deposits in banks	4, 26		11	13
Investments	8		2,683,941	2,656,026
Other non-current financial assets	6, 26		64,772	52,649
Property, plant and equipment, net	9		12,487,001	8,757,973
Intangible assets, net	10		731,373	673,966
Deferred tax assets	24		727,248	653,613
Other non-current assets	5		333,995	305,935

Total non-current assets			17,028,341	13,100,175

Total assets		~~W~~	25,409,415	21,812,750

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	2,391,493	2,738,383
Current financial liabilities	11, 26		1,060,735	667,735
Other accounts payable	26		2,701,823	1,921,141
Accrued expenses			755,062	590,129
Income tax payable			235,593	155,641
Provisions	13		73,685	54,040
Advances received	14		142,700	18,944
Other current liabilities	13		33,514	30,331

Total current liabilities			7,394,605	6,176,344

Non-current financial liabilities	11, 26		3,165,413	3,185,449
Non-current provisions	13		28,312	8,155
Defined benefit liabilities, net	12		94,535	142,212
Long-term advances received	14		830,335	—
Other non-current liabilities	13		66,956	65,143

Total non-current liabilities			4,185,551	3,400,959

Total liabilities			11,580,156	9,577,303

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		9,789,067	8,195,255

Total equity			13,829,259	12,235,447

Total liabilities and equity		~~W~~	25,409,415	21,812,750

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won, except earnings per share)	Note	2017		2016
Revenue	17, 28	~~W~~	25,591,082	24,419,295
Cost of sales	7, 18, 28		(21,718,047)	(21,748,952)

Gross profit			3,873,035	2,670,343

Selling expenses	19		(666,891)	(414,053)
Administrative expenses	19		(473,477)	(428,862)
Research and development expenses			(1,195,937)	(1,118,290)

Operating profit			1,536,730	709,138

Finance income	22		763,489	462,504
Finance costs	22		(119,534)	(141,765)
Other non-operating income	21		790,476	1,254,374
Other non-operating expenses	21		(931,294)	(1,046,484)

Profit before income tax			2,039,867	1,237,767
Income tax expense	23		260,146	270,689

Profit for the year			1,779,721	967,078

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(16,260)	155,346
Related income tax	12, 23		9,259	(37,594)

			(7,001)	117,752
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	22, 23		—	(77)
Related income tax	22, 23		—	19

			—	(58)

Other comprehensive income (loss) for the year, net of income tax			(7,001)	117,694

Total comprehensive income for the year		~~W~~	1,772,720	1,084,772

Earnings per share (In won)
Basic earnings per share	25	~~W~~	4,974	2,703

Diluted earnings per share	25	~~W~~	4,974	2,703

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Total equity
Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Total comprehensive income for the year
Profit for the year		—	—	967,078	—	967,078

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	117,752	—	117,752

Total other comprehensive income (loss)		—	—	117,752	(58)	117,694

Total comprehensive income (loss) for the year	~~W~~	—	—	1,084,830	(58)	1,084,772

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	8,195,255	—	12,235,447

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	8,195,255	—	12,235,447

Total comprehensive income for the year
Profit for the year		—	—	1,779,721	—	1,779,721

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	—	(7,001)

Total other comprehensive loss		—	—	(7,001)	—	(7,001)

Total comprehensive income for the year	~~W~~	—	—	1,772,720	—	1,772,720

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	9,789,067	—	13,829,259

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Profit for the year		~~W~~	1,779,721	967,078
Adjustments for:
Income tax expense	23		260,146	270,689
Depreciation	9, 18		1,732,901	1,864,164
Amortization of intangible assets	10, 18		391,580	349,095
Gain on foreign currency translation			(143,514)	(205,891)
Loss on foreign currency translation			143,022	105,240
Expenses related to defined benefit plans	12, 20		196,853	220,784
Gain on disposal of property, plant and equipment			(139,053)	(58,142)
Loss on disposal of property, plant and equipment			11,620	6,428
Gain on disposal of intangible assets			(308)	(900)
Loss on disposal of intangible assets			30	75
Impairment loss on intangible assets			1,809	138
Reversal of impairment loss on intangible assets			(35)	—
Warranty expenses			217,198	130,582
Finance income			(761,617)	(455,587)
Finance costs			80,995	126,555
Other income			(17,127)	(15,546)
Other expenses			2,293	9,592

			1,976,793	2,347,276

Changes in
Trade accounts and notes receivable			316,119	(710,920)
Other accounts receivable			(63,844)	(3,121)
Inventories			24,738	143,230
Other current assets			14,807	47,946
Other non-current assets			(112,015)	(91,028)
Trade accounts and notes payable			(272,656)	(504,825)
Other accounts payable			161,337	32,688
Accrued expenses			166,035	(19,505)
Provisions			(177,439)	(124,256)
Other current liabilities			(6,883)	(8)
Defined benefit liabilities, net			(260,790)	(276,449)
Long-term advances received			1,020,470	—
Other non-current liabilities			6,368	18,109

			816,247	(1,488,139)

Cash generated from operating activities			4,572,761	1,826,215
Income taxes paid			(232,477)	(43,470)
Interests received			25,017	32,315
Interests paid			(93,487)	(95,434)

Net cash provided by operating activities		~~W~~	4,271,814	1,719,626

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from investing activities:
Dividends received		~~W~~	409,015	538,935
Increase in deposits in banks			(1,334,015)	(2,326,520)
Proceeds from withdrawal of deposits in banks			1,826,523	2,682,102
Acquisition of financial assets at fair value through profit or loss			—	(1,500)
Acquisition of available-for-sale financial assets			(7)	—
Proceeds from disposal of available-for-sale financial assets			917	487
Acquisition of investments			(81,780)	(131,357)
Proceeds from disposal of investments			13,128	30,125
Acquisition of property, plant and equipment			(4,859,831)	(2,549,822)
Proceeds from disposal of property, plant and equipment			199,769	331,534
Acquisition of intangible assets			(437,290)	(396,581)
Proceeds from disposal of intangible assets			1,674	1,166
Government grants received			1,859	4,425
Receipt from settlement of derivatives			2,592	4,008
Proceeds from collection of short-term loans			1,118	6,070
Increase in long-term loans			(13,930)	(27,300)
Increase in deposits			(1,388)	(200)
Decrease in deposits			1,185	914
Proceeds from disposal of emission rights			6,090	—

Net cash used in investing activities			(4,264,371)	(1,833,514)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			—	107,345
Repayments of short-term borrowings			(105,864)	—
Proceeds from issuance of debentures			497,959	597,573
Proceeds from long-term debt			630,000	1,103,221
Repayments of current portion of long-term debt and debentures			(544,557)	(1,363,920)
Payment guarantee fee received			868	—
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			299,498	265,311

Net increase in cash and cash equivalents			306,941	151,423
Cash and cash equivalents at January 1			259,467	108,044

Cash and cash equivalents at December 31		~~W~~	566,408	259,467

See accompanying notes to the separate financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2017, the Company operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2017, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2017, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2017, there are 24,581,448 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 22, 2018, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2018.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(k), 13 and 14.(a))

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets and liabilities (note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments

(i)	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2017, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iii)	Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv)	Derivative financial instruments, Continued

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

(iii)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

(g)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

3.	Summary of Significant Accounting Policies, Continued

(h)	Government Grants, Continued

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(iv)	Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Impairment

(i)	Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(i)	Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(k)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(l)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(l)	Employee Benefits, Continued

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(m)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(n)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(o)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(p)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(p)	Income Tax, Continued

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(q)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(r)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss

3.	Summary of Significant Accounting Policies, Continued

(s)	Changes in Accounting Policies

The Company has consistently applied the accounting policies to the separate financial statements for 2017 and 2016 except for the new amendments effective for annual periods beginning on or after January 1, 2017 as mentioned below.

(i)	K-IFRS No. 1007, Statement of Cash Flows

The Company has adopted the amendment to K-IFRS No. 1007, Statement of Cash Flows, since January 1, 2017. The amendment to K-IFRS No. 1007 is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. The Company has applied the amendment and disclosed changes in liabilities arose from financing activities including both changes due to cash flows and non-cash changes in note 27.

(ii)	K-IFRS No. 1012, Income Taxes

The Company has adopted the amendment to K-IFRS No. 1012, Income Taxes, since January 1, 2017. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendment provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. There is no impact of applying this amendment on the separate financial statements.

(t)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2017, and the Company has not early adopted them.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, published on September 25, 2015 which will replace K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on January 1, 2018, with early adoption permitted. The Company plans to adopt K-IFRS No. 1109 in its separate financial statements for annual periods beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except as described below.

•	Advantage of exemption allowing the Company not to restate comparative information for prior periods with respect to classification, measurement and impairment changes.

•	Prospective application of new hedge accounting except for those specified in K-IFRS No. 1109 for retrospective application such as accounting for the time value of options and others.

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

Key features of K-IFRS No. 1109 are a) new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, b) impairment model based on changes in expected credit losses, and c) new approach to hedge qualification and methods for assessing hedge effectiveness.

Adoption of K-IFRS No. 1109 necessitates the assessment on the potential impact on the Company’s separate financial statements resulting from the application of new standards, revision of its accounting process and internal controls related to reporting financial instruments. The quantitative impact of adopting K-IFRS No. 1109 on the Company’s separate financial statements in 2018 may differ because it will be dependent on the financial instruments that the Company holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

During the year ended December 31, 2017, the Company modified the internal controls and the accounting system in preparation of adoption of K-IFRS No. 1109. Management believes that the adoption of the amendment is expected to have no significant impact on the separate financial statements of the Company. The potential general impact on its separate financial statements resulting from the application of new standards are as follows:

Classification and Measurement of Financial Assets

K-IFRS No. 1109 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”), based on the business model in which assets are managed and their cash flow characteristics. However, derivatives embedded in contracts where the host is a financial assets in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Contractual cash flow characteristics
Business model assessment	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)	FVTPL(*2)
Hold to collect contractual cash flows and sell financial assets	FVOCI
Hold to sell financial assets and others	FVTPL

(*1)	The Company may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition if doing so eliminates or significantly reduces accounting mismatch.
(*2)	The Company may irrevocably designate an equity investment that is not held for trading as measured at FVOCI using the fair value option.

The requirements to classify financial assets as amortized cost or FVOCI under K-IFRS No. 1109 are more restrictive than them under K-IFRS No. 1039. Accordingly, increase in proportion of financial assets classified as FVTPL may result in increase of volatility in profit or loss of the Company. As of December 31, 2017, the Company recognized ~~W~~6,580,886 million of loans and receivable, ~~W~~2,859 million of available-for-sale financial assets and ~~W~~1,552 million of financial assets at fair value through profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

A debt investment is measured at amortized cost if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by collecting contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

As of December 31, 2017, the Company recognized ~~W~~6,580,886 million of loans and receivables and measured at amortized cost.

A debt investment is measured at FVOCI if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

As of December 31, 2017, the Company recognized ~~W~~162 million of debt instruments classified as available-for-sale financial assets.

Equity investment that are not held for trading may be irrevocably designated as FVOCI on initial recognition and they are not subsequently recycled to profit or loss. As of December 31, 2017, the Company recognized ~~W~~2,697 million of equity investment classified as available-for-sale financial assets.

A financial asset is measured at FVTPL, if:

•	The asset’s contractual cash flows do not represent solely payments of principal and interest on the principal amount outstanding;

•	Debt instrument is held for trading; or

•	Equity instrument is not designated as FVOCI.

As of December 31, 2017, the Company recognized ~~W~~1,552 million of debt instrument classified as FVTPL.

Based on the evaluation to date, upon adoption of K-IFRS No.1109, ~~W~~2,697 million of available-for-sale financial assets is expected to be classified as FVTPL.

Classification and Measurement of Financial Liabilities

Under K-IFRS No. 1109, the amount of change in the fair value of liabilities designated as at FVTPL that is attributable to changes in the credit risk of the liability is not presented in the item of profit or loss, but in OCI and they are not subsequently recycled to profit or loss. However, if accounting mismatch is created or enlarged as a result of this accounting treatment, the amount of change in the credit risk of the financial liabilities is also recognized as profit or loss.

Adoption of K-IFRS No. 1109 may result in decrease of profit or loss in relation to evaluation of financial liabilities as some of change in the fair value of financial liabilities designated as at FVTPL is presented in OCI. As of December 31, 2017, there was no financial liabilities measured at FVTPL.

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

Impairment: Financial assets and contract assets

Impairment loss is recognized if there is any objective evidence that a financial asset or group of financial asset is impaired according to ‘incurred loss model’ under K-IFRS No. 1039. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss impairment model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts.

Under K-IFRS No. 1109, loss allowance is classified into three stages below in accordance with increase of credit risk after initial recognition of financial assets and measured on the 12-month expected credit loss (“ECL”) or lifetime ECL basis. Under K-IFRS No. 1109, loss allowances are recognized based on the following method, the timing of which is earlier than that under K-IFRS 1039.

Classification		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition	12-month expected credit losses: the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

Under K-IFRS No. 1109, cumulative change in lifetime expected credit loss since initial recognition is recognized as a loss allowance for financial asset, if it was credit-impaired at initial recognition. As of December 31, 2017, under K-IFRS No.1039, the Company recognized ~~W~~1,662 million of loss allowances for ~~W~~6,582,548 million of debt instrument measured at amortized cost including loans and receivables.

Hedge accounting

K-IFRS No. 1109 maintains mechanics of hedge accounting including fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation while replacing complex and regulation based requirements of hedge accounting in K-IFRS No. 1039 with principle based method for assessing hedge effectiveness by focusing on the risk management strategy of the Company. K-IFRS No. 1109 enlarges the risk management objectives and strategy and mitigates hedge accounting requirements including elimination of assessment to determine if it actually to have been highly effective throughout the financial reporting periods for which the hedge was designated and quantified guidance (80-125 percent).

By complying with the hedging rules in K-IFRS 1109, the Company can apply hedge accounting for transactions that do not meet the hedging criteria under K-IFRS 1039 thereby reducing volatility in the profit or loss.

When initially applying K-IFRS 1109, the Company may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS 1039 instead of the requirements in K-IFRS 1109.

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

(ii)	K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115, Revenue from contracts with customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers. Regarding transition to K-IFRS No.1115, the Company has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying K-IFRS No. 1115 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. In doing so, the Company also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application.

Revenue recognition criteria in K-IFRS No. 1018 are applied separately to each transaction including sale of goods, rendering of services, interest, royalties, dividends and construction contracts. However, K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized.

The steps in five-step model are as follows:

a) Identify the contract with a customer.

b) Identify the performance obligations in the contract.

c) Determine the transaction price.

d) Allocate the transaction price to the performance obligations in the contract.

e) Recognize revenue when (or as) the entity satisfies a performance obligation.

During the year ended December 31, 2017, the Company assessed the financial impact of the adoption of K-IFRS No. 1115 on its separate financial statements. As a result, the potential general impact on its separate financial statements resulting from the application of the new standard is as follows:

Variable Consideration

The consideration received from customers may be variable as the Company allows its customers to return their products according to the contracts. The Company shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Company shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Company does not expect to be entitled and a new asset for the right to recover returned goods. As a result of this change, it is expected that the refund liability and a new asset for the right to recover returned goods will be increased by ~~W~~9,789 million, respectively, as of January 1, 2018.

3.	Summary of Significant Accounting Policies, Continue

(iii)	K-IFRS No. 1116, Leases

K-IFRS No. 1116, Leases, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No.2014, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases—Incentives and K-IFRS No.2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Company assesses whether the contract is, or contains, a lease and reassess whether a contract is, or contains, a lease at the date of initial application. However, as a practical expedient, the Company is not required to reassess for contracts entered into, or changed, on or before January 1, 2019. The Company is currently assessing the potential impact on its separate financial statements resulting from the application of K-IFRS No. 1116.

(iv)	K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. K-IFRS No. 2122 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management believes that the adoption of the amendment is expected to have no significant impact on the separate financial statements of the Company.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	566,408	259,467
Deposits in banks
Time deposits	~~W~~	507,930	1,004,134
Restricted cash (*)		72,840	72,386

	~~W~~	580,770	1,076,520

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	13

	~~W~~	1,147,189	1,336,000

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans related to received subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Trade, net	~~W~~	355,332	275,413
Due from related parties		4,318,238	4,853,512

	~~W~~	4,673,570	5,128,925

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Current assets
Non-trade receivable, net	~~W~~	678,454	395,534
Accrued income		8,655	8,210

	~~W~~	687,109	403,744

Due from related parties included in other accounts receivable, as of December 31, 2017 and 2016 are ~~W~~567,996 million and ~~W~~308,756 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable at the reporting date are as follows:

(In millions of won)	December 31, 2017
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	4,673,660	686,837	15,115	(570)	(686)	—
Past due 1-15 days		341	482	—	—	(3)	—
Past due 16-30 days		135	53	—	—	(1)	—
Past due 31-60 days		—	207	—	—	(2)	—
Past due more than 60 days		4	622	—	—	(400)	—

	~~W~~	4,674,140	688,201	15,115	(570)	(1,092)	—

(*)	Other accounts receivable includes non-trade receivable and accrued income.

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	5,128,853	400,829	2,354	(520)	(380)	(23)
Past due 1-15 days		113	2,281	—	—	(20)	—
Past due 16-30 days		394	309	—	—	—	—
Past due 31-60 days		63	639	—	—	(6)	—
Past due more than 60 days		22	490	—	—	(398)	—

	~~W~~	5,129,445	404,548	2,354	(520)	(804)	(23)

.

5.	Receivables and Other Assets, Continued

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017				2016
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	520	804	23	600	406	52
(Reversal of) bad debt expense		50	288	(23)	(80)	398	(29)

Balance at the reporting date	~~W~~	570	1,092	—	520	804	23

5.	Receivables and Other Assets, Continued

(d)	Other assets at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Current assets
Advance payments	~~W~~	3,597	7,240
Prepaid expenses		76,129	65,842
Value added tax refundable		95,769	56,158
Emission rights		1,978	—

	~~W~~	177,473	129,240

Non-current assets
Long-term prepaid expenses	~~W~~	333,995	304,935
Long-term advanced payment		—	1,000

	~~W~~	333,995	305,935

6.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current assets
Available-for-sale financial assets	~~W~~	6	—
Short-term loans		13,493	7,696

	~~W~~	13,499	7,696

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552	1,382
Available-for-sale financial assets		2,853	5,708
Deposits		13,638	13,422
Long-term loans		30,772	29,562
Long-term non-trade receivable		15,115	2,331
Derivatives(*)		842	244

	~~W~~	64,772	52,649

Other financial assets of related parties as of December 31, 2017 and 2016 are ~~W~~2,750 million and ~~W~~3,488 million, respectively.

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current assets
Debt securities
Government bonds	~~W~~	6	—
Non-current assets
Debt securities
Government bonds	~~W~~	156	154
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	729
Kyulux, Inc.		1,968	3,266
Henghao Technology Co., Ltd.		—	1,559

	~~W~~	2,697	5,554

	~~W~~	2,859	5,708

7.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Finished goods	~~W~~	491,330	527,658
Work-in-process		675,324	633,422
Raw materials		286,934	312,013
Supplies		228,657	233,890

	~~W~~	1,682,245	1,706,983

For the years ended December 31, 2017 and 2016, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2017		2016
Inventories recognized as cost of sales	~~W~~	21,718,047	21,748,952
Including: inventory write-downs		184,139	185,454
Including: reversal and usage of inventory write-downs		(185,454)	(342,623)

There were no significant reversals of inventory write-downs recognized during 2017 and 2016.

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2017			December 31, 2016
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and Sell Display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture Display Products	100%		117,378	100%		117,378
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
MMT(*)	Seoul, Korea	Money Market Trust	100%		61,471	—		—

				~~W~~	2,580,911		~~W~~	2,519,440

(*)	For the year ended December 31, 2017, the Company acquired ~~W~~61,471 million of Money Market Trust.

8.	Investments, Continued.

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2017			December 31, 2016
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
New Optics Ltd.(*1)	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	—		—	46%		14,221
IINVENIA Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,268	14%		10,268
LB Gemini New Growth Fund No.16 (*2)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		434	31%		2,510
Can Yang Investments Limited (*1,3)	Hong Kong	Develop, manufacture and sell LED parts	—		—	9%		7,568
YAS Co., Ltd.(*4)	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	18%		10,000
Narenanotech Corporation (*1)	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	—		—	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	17%		10,600
Arctic Sentinel, Inc.	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA Gmbh(*5)	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	14%		20,309	—		—

				~~W~~	103,030		~~W~~	136,586

(*1)	During the year ended December 31, 2017, the Company disposed of the entire investments in New Optics Ltd., Can Yang Investments Limited and Narenanotech Corporation.

8.	Investments, Continued.

(*2)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). During the year ended December 31, 2017, the Company received ~~W~~2,076 million from the Fund as capital distribution. In conjunction with this recovery, there were no changes in the Company’s ownership percentage in the Fund. On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of December 31, 2017.

(*3)	In 2017, the Company recognized an impairment loss of ~~W~~5,505 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited.

(*4)	In 2017, the Company’s ownership percentage in YAS Co., Ltd. decreased from 18% to 15% as the Company did not participate in the capital increase of YAS Co., Ltd.

(*5)	In September 2017, the Company invested ~~W~~20,309 million in cash and acquired 88,584 shares of preferred stock with voting rights in CYNORA GmbH. As of December 31, 2017, the Company‘s ownership percentage in CYNORA GmbH is 14% and the Company has the right to appoint a director to the board of directors of the investee.

For the year ended December 31, 2017 and 2016, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ~~W~~612,132 million and ~~W~~409,798 million, respectively.

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,483	4,730,093	33,536,183	637,918	2,680,073	134,488	42,180,238
Accumulated depreciation as of January 1, 2017		—	(1,999,023)	(30,772,830)	(560,513)	—	(87,609)	(33,419,975)
Accumulated impairment loss as of January 1, 2017		—	—	(2,290)	—	—	—	(2,290)

Book value as of January 1, 2017	~~W~~	461,483	2,731,070	2,761,063	77,405	2,680,073	46,879	8,757,973
Additions		—	—	—	—	5,544,771	—	5,544,771
Depreciation		—	(222,663)	(1,460,085)	(40,484)	—	(9,669)	(1,732,901)
Disposals		(1,042)	(6,727)	(70,068)	(24)	—	(3,122)	(80,983)
Others (*2)		70	137,792	2,435,447	54,742	(2,640,052)	12,001	—
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	2,638,924	3,663,207	91,639	5,586,631	46,089	12,487,001

Acquisition cost as of December 31, 2017	~~W~~	460,511	4,857,328	33,969,092	622,955	5,586,631	139,774	45,636,291

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,218,404)	(30,303,595)	(531,316)	—	(93,685)	(33,147,000)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(2,290)	—	—	—	(2,290)

(*1)	As of December 31, 2017, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2016 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2016	~~W~~	462,787	4,727,833	33,400,868	672,540	775,841	145,727	40,185,596
Accumulated depreciation as of January 1, 2016		—	(1,777,001)	(29,996,827)	(584,891)	—	(104,699)	(32,463,418)
Accumulated impairment loss as of January 1, 2016		—	—	(3,156)	—	—	—	(3,156)

Book value as of January 1, 2016	~~W~~	462,787	2,950,832	3,400,885	87,649	775,841	41,028	7,719,022
Additions		—	—	—	—	3,208,435	—	3,208,435
Depreciation		—	(222,889)	(1,595,161)	(36,559)	—	(9,555)	(1,864,164)
Disposals		(1,304)	(2,743)	(295,974)	(14)	—	(860)	(300,895)
Others (*2)		—	6,508	1,253,214	26,329	(1,302,317)	16,266	—
Government grants received		—	(638)	(1,901)	—	(1,886)	—	(4,425)

Book value as of December 31, 2016	~~W~~	461,483	2,731,070	2,761,063	77,405	2,680,073	46,879	8,757,973

Acquisition cost as of December 31, 2016	~~W~~	461,483	4,730,093	33,536,183	637,918	2,680,073	134,488	42,180,238

Accumulated depreciation as of December 31, 2016	~~W~~	—	(1,999,023)	(30,772,830)	(560,513)	—	(87,609)	(33,419,975)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(2,290)	—	—	—	(2,290)

(*1)	As of December 31, 2016, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Capitalized borrowing costs	~~W~~	46,033	16,909
Capitalization rate		1.91%	2.91%

10.	Intangible Assets

(a)	Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2017	~~W~~	627,998	733,030	51,407	1,433,791	17,782	59,176	11,074	72,588	13,077	3,019,923
Accumulated amortization as of January 1, 2017		(506,117)	(605,247)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,335,946)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	12,881	127,783	41,396	256,340	17,782	32,498	3,692	72,588	6	673,966
Additions - internally developed		—	—	—	336,208	—	—	—	—	—	336,208
Additions - external purchases		20,295	—	4,819	—	90,835	—	—	—	—	115,949
Amortization (*1)		(22,632)	(67,388)	—	(295,788)	—	(4,660)	(1,107)	—	(5)	(391,580)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress		—	77,895	—	—	(77,895)	—	—	—	—	—

Book value as of December 31, 2017	~~W~~	119,540	138,290	43,049	296,760	30,722	27,838	2,585	72,588	1	731,373

Acquisition cost as of December 31, 2017	~~W~~	665,645	810,270	54,834	1,769,998	30,722	59,176	11,074	72,588	13,077	3,487,384

Accumulated amortization as of December 31, 2017	~~W~~	(546,105)	(671,980)	—	(1,473,238)	—	(31,338)	(8,489)	—	(13,076)	(2,744,226)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

10.	Intangible Assets, Continued

(b)	Changes in intangible assets for the year ended December 31, 2016 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2016	~~W~~	624,263	626,343	50,943	1,111,503	2,627	59,176	11,074	72,588	13,076	2,571,593
Accumulated amortization as of January 1, 2016		(502,476)	(488,517)	—	(924,273)	—	(19,731)	(6,275)	—	(13,050)	(1,954,322)
Accumulated impairment loss as of January 1, 2016		—	—	(9,873)	—	—	—	—	—	—	(9,873)

Book value as of January 1, 2016	~~W~~	121,787	137,826	41,070	187,230	2,627	39,445	4,799	72,588	26	607,398
Additions - internally developed		—	—	—	322,288	—	—	—	—	—	322,288
Additions - external purchases		21,159	—	800	—	71,895	—	—	—	—	93,854
Amortization (*1)		(21,060)	(66,783)	—	(253,178)	—	(6,947)	(1,107)	—	(20)	(349,095)
Disposals		(5)	—	(336)	—	—	—	—	—	—	(341)
Impairment loss		—	—	(138)	—	—	—	—	—	—	(138)
Transfer from construction-in-progress		—	56,740	—	—	(56,740)	—	—	—	—	—

Book value as of December 31, 2016	~~W~~	121,881	127,783	41,396	256,340	17,782	32,498	3,692	72,588	6	673,966

Acquisition cost as of December 31, 2016	~~W~~	627,998	733,030	51,407	1,433,791	17,782	59,176	11,074	72,588	13,077	3,019,923

Accumulated amortization as of December 31, 2016	~~W~~	(506,117)	(605,247)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,335,946)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(10,011)	—	—	—	—	—	—	(10,011)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

10.	Intangible Assets, Continued

(c)	Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2017 and 2016 are as follows:

(i)	As of December 31, 2017

(In millions of won and in years)
Classification	Product		Book Value		Remaining Useful life
Development completed	Mobile		~~W~~	79,372	0.6
	TV			36,038	0.6
	Notebook			14,311	0.5
	Others			12,444	0.4

		Sub-Total	~~W~~	142,165

Development in process	Mobile		~~W~~	117,222
	TV			30,670
	Notebook			2,356
	Others			4,347

		Sub-Total	~~W~~	154,595

Total			~~W~~	296,760

(ii)	As of December 31, 2016

(In millions of won and in years)
Classification	Product		Book Value		Remaining Useful life
Development completed	Mobile		~~W~~	54,405	0.5
	TV			50,223	0.6
	Notebook			16,207	0.6
	Others			20,032	0.6

		Sub-Total	~~W~~	140,867

Development in process	Mobile		~~W~~	45,496
	TV			22,392
	Notebook			21,950
	Others			25,635

		Sub-Total	~~W~~	115,473

Total			~~W~~	256,340

11.	Financial Liabilities

(a)	Financial liabilities at the reporting date is as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current
Short-term borrowings	~~W~~	—	113,209
Current portion of long-term debt		1,058,985	554,526
Current portion of Payment guarantee Liabilities		1,750	—

	~~W~~	1,060,735	667,735

Non-current
Won denominated borrowings	~~W~~	1,251,258	821,922
Foreign currency denominated borrowings		401,775	851,993
Bonds		1,506,003	1,511,062
Payment guarantee Liabilities		6,377	—
Derivatives(*)		—	472

	~~W~~	3,165,413	3,185,449

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings of the reporting date are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2017 (%)	December 31, 2017		December 31, 2016
Standard Chartered Bank Korea Limited	—	~~W~~	—	113,209

Foreign currency equivalent			—	USD 94

(c)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2017 (%)	December 31, 2017		December 31, 2016
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	1,922	2,991
Shinhan Bank	CD rate (91 days) + 0.30		200,000	200,000
Korea Development Bank and others	CD rate (91 days)+ 0.64~ 0.74, 2.28 ~ 3.07		1,250,000	620,000
Less current portion of long-term borrowings			(200,664)	(1,069)

		~~W~~	1,251,258	821,922

11.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2017 (%)(*)	December 31, 2017		December 31, 2016
The Export-Import Bank and Others	3ML+0.55 ~1.04	~~W~~	755,337	1,027,225
Standard Chartered Bank Korea Limited	—		—	8,469

Foreign currency equivalent			USD 705	USD 857

Less current portion of long-term borrowings			(353,562)	(183,701)

		~~W~~	401,775	851,993

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2017 (%)	December 31, 2017		December 31, 2016
Won denominated bonds(*)
Publicly issued bonds	Mar 2018~ Oct 2022	1.73~3.73	~~W~~	2,015,000	1,885,000
Less discount on bonds				(4,238)	(4,182)
Less current portion				(504,759)	(369,756)

			~~W~~	1,506,003	1,511,062

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company or certain subsidiaries.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Present value of partially funded defined benefit obligations	~~W~~	1,560,525	1,400,621
Fair value of plan assets		(1,465,990)	(1,258,409)

	~~W~~	94,535	142,212

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Opening defined benefit obligations	~~W~~	1,400,621	1,381,073
Current service cost		194,462	210,504
Interest cost		40,844	39,420
Remeasurements (before tax)		(114)	(161,082)
Benefit payments		(75,822)	(65,089)
Transfers from (to) related parties		534	(4,205)

Closing defined benefit obligations	~~W~~	1,560,525	1,400,621

Weighted average remaining maturity of defined benefit obligations as of December 31, 2017, and 2016 are 14.0 years and 14.3 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Opening fair value of plan assets	~~W~~	1,258,409	1,027,850
Expected return on plan assets		38,453	29,140
Remeasurements (before tax)		(16,374)	(5,736)
Contributions by employer directly to plan assets		250,000	265,000
Benefit payments		(64,498)	(57,845)

Closing fair value of plan assets	~~W~~	1,465,990	1,258,409

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Guaranteed deposits in banks	~~W~~	1,465,990	1,258,409

As of December 31, 2017, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

The Company’s estimated additional contribution to the plan assets for the year ending December 31, 2018 is ~~W~~129,138 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)
	2017		2016
Current service cost	~~W~~	194,462	210,504
Net interest cost		2,391	10,280

	~~W~~	196,853	220,784

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2017		2016
Cost of sales	~~W~~	158,419	177,652
Selling expenses		10,810	12,335
Administrative expenses		15,202	16,486
Research and development expenses		12,422	14,311

	~~W~~	196,853	220,784

12.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Included in other comprehensive income
Balance at January 1	~~W~~	(163,133)	(280,885)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(48,890)	70,258
Demographic assumptions		(7,702)	(4,605)
Financial assumptions		56,706	95,429
Return on plan assets		(16,374)	(5,736)

	~~W~~	(16,260)	155,346

Income tax	~~W~~	9,259	(37,594)

Balance at December 31	~~W~~	(170,134)	(163,133)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2017	December 31, 2016
Expected rate of salary increase	4.7%	4.7%
Discount rate for defined benefit obligations	3.2%	3.0%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2017	December 31, 2016
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

12.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2017:

(In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(190,224)	229,954
Expected rate of salary increase		224,578	(189,818)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2017 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2017	~~W~~	—	60,530	1,665	62,195
Additions		43	217,198	170	217,411
Usage and reclassification		—	(177,609)	—	(177,609)

Balance at December 31, 2017	~~W~~	43	100,119	1,835	101,997

Current	~~W~~	43	71,807	1,835	73,685
Non-current	~~W~~	—	28,312	—	28,312

(*)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities at the reporting date is as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Current liabilities
Withholdings	~~W~~	23,948	24,840
Unearned revenues		9,566	5,491

	~~W~~	33,514	30,331

Non-current liabilities
Long-term accrued expenses	~~W~~	66,956	61,615
Long-term other accounts payable		—	3,528

	~~W~~	66,956	65,143

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. In March 2017, the parties reached settlements in principle through mediation. In April 2017, the parties filed a stipulation of dismissal and amicably settled all claims asserted in the above-mentioned patent litigations.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. In April 2017, the case was terminated pursuant to a stipulation of dismissal filed by Surpass Tech Innovation LLC.

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. Prior to Argos’ filing of Particulars of Claim and service, the Company and LG Display Taiwan Co., Ltd. reached a settlement in principle in December 2017. The parties expect to execute a settlement agreement in early 2018.

Others

The Company is defending against various claims in addition to pending proceedings described above. The Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2017.

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,743 million (~~W~~1,867,964 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2017, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts mentioned about, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~347,136 million in connection with its domestic and export sales transactions and, as of December 31, 2017, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2017, the Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~32,142 million) with KEB Hana Bank, USD 80 million (~~W~~85,712 million) with Bank of China and USD 50 million (~~W~~53,570 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Vietnam Haiphong, Co., Ltd. amounting to USD 495 million (~~W~~530,343 million) for principals.

In addition, the Company obtained payment guarantees amounting to USD 900 million (~~W~~964,260 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements and USD 8.5 million (~~W~~9,107 million) from Shinhan bank for value added tax payments in Poland.

License agreements

As of December 31, 2017, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2017, in connection with long-term supply agreements with customers, the Company recognized USD 900 million (~~W~~964,260 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 900 million (~~W~~964,260 million) from KEB Hana Bank and other various banks relating to advance received.

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2017 and December 31, 2016, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2017 to December 31, 2017.

16.	Retained earnings

(a)	Retained earnings at the reporting date is as follows:

(In millions of won)
	2017		2016
Legal reserve	~~W~~	194,267	176,376
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(170,134)	(163,133)
Retained earnings		9,696,683	8,113,761

	~~W~~	9,789,067	8,195,255

(b)	For the years ended December 31, 2017 and 2016, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2017		2016
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	7,916,962	7,146,683
Profit for the year		1,779,721	967,078

		9,696,683	8,113,761
Appropriation of retained earnings (*)
Earned surplus reserve		17,891	17,891
Cash dividend (Dividend per common stock (%): 2017: ~~W~~500 (10%))		178,908	178,908

		196,799	196,799
Unappropriated retained earnings carried forward to the following year	~~W~~	9,499,884	7,916,962

(*)	For the years ended December 31, 2017 and 2016, the date of appropriation is March 15, 2018 and March 23, 2017, respectively.

17.	Revenue

Details of revenue for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Sales of goods	~~W~~	25,541,281	24,371,340
Royalties		17,236	14,009
Others		32,565	33,946

	~~W~~	25,591,082	24,419,295

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Changes in inventories	~~W~~	24,738	143,230
Purchases of raw materials, merchandise and others		10,140,086	10,345,816
Depreciation and amortization		2,124,481	2,213,259
Outsourcing fees		5,372,293	5,207,463
Labor costs		2,696,869	2,492,498
Supplies and others		1,011,035	888,473
Utility		716,354	715,600
Fees and commissions		486,939	482,598
Shipping costs		124,303	121,842
Advertising		230,453	67,299
Warranty expenses		217,198	130,582
Travel		81,731	64,229
Taxes and dues		48,043	47,341
Others		812,902	834,224

	~~W~~	24,087,425	23,754,454

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries	~~W~~	220,300	182,201
Expenses related to defined benefit plans		26,012	28,821
Other employee benefits		49,769	46,415
Shipping costs		97,666	97,817
Fees and commissions		112,035	123,645
Depreciation		88,665	82,671
Taxes and dues		2,449	3,743
Advertising		230,453	67,299
Warranty expenses		217,198	130,582
Rent		10,004	9,891
Insurance		6,620	6,081
Travel		19,812	16,051
Training		13,862	12,710
Others		45,523	34,988

	~~W~~	1,140,368	842,915

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries and wages	~~W~~	2,314,935	2,045,215
Other employee benefits		312,816	303,597
Contributions to National Pension plan		73,061	69,588
Expenses related to defined benefit plan		196,853	220,784

	~~W~~	2,897,665	2,639,184

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Foreign currency gain	~~W~~	642,208	1,172,207
Gain on disposal of property, plant and equipment		139,053	58,142
Gain on disposal of intangible assets		308	900
Reversal of impairment loss on intangible assets		35	—
Rental income		3,514	3,433
Others		5,358	19,692

	~~W~~	790,476	1,254,374

(b)	Details of other non-operating expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Foreign currency loss	~~W~~	898,221	1,002,187
Other bad debt expense		2,180	369
Loss on disposal of property, plant and equipment		11,620	6,428
Loss on disposal of intangible assets		30	75
Impairment loss on intangible assets		1,809	138
Donations		16,991	22,047
Expenses related to legal proceedings or claims and others		443	15,240

	~~W~~	931,294	1,046,484

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
Finance income	2017		2016
Interest income	~~W~~	25,561	27,371
Dividend income		612,132	409,798
Foreign currency gain		116,085	7,443
Gain on disposal of investments		4,203	13,221
Gain on transaction of derivatives		3,106	4,427
Gain on valuation of derivatives		1,070	244
Gain on disposal of available-for-sale financial assets		8	—
Gain on valuation of financial asset at fair value through profit or loss		170	—
Others		1,154	—

	~~W~~	763,489	462,504

Finance costs
Interest expense	~~W~~	47,294	82,919
Foreign currency loss		39,639	51,320
Loss on disposal of investments		22,490	—
Loss on impairment of investments		5,505	1,632
Loss on sale of trade accounts and notes receivable		46	4
Loss on valuation of Financial asset at fair value through profit or loss		—	118
Loss on impairment of available-for-sale financial assets		1,948	3,757
Loss on transaction of derivatives		514	334
Loss on valuation of derivatives		—	472
Others		2,098	1,209

	~~W~~	119,534	141,765

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Net change in fair value of available-for-sale financial assets	~~W~~	—	(77)
Tax effect		—	19

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	—	(58)

23.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Current tax expense
Current year	~~W~~	324,522	190,371
Deferred tax expense (benefit)
Origination and reversal of temporary differences	~~W~~	(52,668)	7,640
Change in unrecognized deferred tax assets		(11,708)	72,678

	~~W~~	(64,376)	80,318

Income tax expense	~~W~~	260,146	270,689

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017				2016
	Before tax		Tax benefit	Net of tax	Before tax	Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	—	—	—	(77)	19	(58)
Remeasurements of net defined benefit liabilities (assets)		(16,260)	9,259	(7,001)	155,346	(37,594)	117,752

	~~W~~	(16,260)	9,259	(7,001)	155,269	(37,575)	117,694

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)	2017			2016
Profit for the year	~~W~~		1,779,721		967,078
Income tax expense			260,146		270,689

Profit before income tax			2,039,867		1,237,767

Income tax expense using the Company’s statutory tax rate		24.20%	493,648	24.20%	299,539
Non-deductible expenses		2.63%	53,671	2.64%	32,715
Tax credits		(11.81%)	(240,788)	(10.33%)	(127,948)
Change in unrecognized deferred tax assets		(0.57%)	(11,708)	5.87%	72,678
Effect on change in tax rate (Note 24(d))		(1.69%)	(34,455)	—	—
Others		(0.01%)	(222)	(0.51%)	(6,295)

Actual income tax expense	~~W~~		260,146		270,689

Actual effective tax rate			12.75%		21.87%

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2017, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~209,877 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2017, the Company recognized deferred tax assets of ~~W~~268,926 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable.

(In millions of won)
	December 31, 2018		December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Tax credit carryforwards	~~W~~	—	—	—	58,391	91,862

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Other accounts receivable, net	~~W~~	—	—	(1,378)	(1,190)	(1,378)	(1,190)
Inventories, net		30,688	32,150	—	—	30,688	32,150
Defined benefit liabilities, net		2,375	10,817	—	—	2,375	10,817
Accrued expenses		179,112	119,952	—	—	179,112	119,952
Property, plant and equipment		206,900	177,833	—	—	206,900	177,833
Intangible assets		1,249	744	—	—	1,249	744
Provisions		27,018	15,051	—	—	27,018	15,051
Gain or loss on foreign currency translation, net		13	11	—	—	13	11
Others		12,345	10,845	—	—	12,345	10,845
Tax credit carryforwards		268,926	287,400	—	—	268,926	287,400

Deferred tax assets (liabilities)	~~W~~	728,626	654,803	(1,378)	(1,190)	727,248	653,613

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	January 1, 2016		Profit or loss	Other compre- hensive income	December 31, 2016	Profit or loss	Other compre- hensive income	December 31, 2017
Other accounts receivable, net	~~W~~	(2,388)	1,198	—	(1,190)	(188)	—	(1,378)
Inventories, net		43,170	(11,020)	—	32,150	(1,462)	—	30,688
Available-for-sale financial assets		(19)	—	19	—	—	—	—
Defined benefit liabilities, net		58,962	(10,551)	(37,594)	10,817	(17,701)	9,259	2,375
Accrued expenses		120,359	(407)	—	119,952	59,160	—	179,112
Property, plant and equipment		137,393	40,440	—	177,833	29,067	—	206,900
Intangible assets		817	(73)	—	744	505	—	1,249
Provisions		14,152	899	—	15,051	11,967	—	27,018
Gain or loss on foreign currency translation, net		11	—	—	11	2	—	13
Others		14,032	(3,187)	—	10,845	1,500	—	12,345
Tax credit carryforwards		385,017	(97,617)	—	287,400	(18,474)	—	268,926

Deferred tax assets (liabilities)	~~W~~	771,506	(80,318)	(37,575)	653,613	64,376	9,259	727,248

Statutory tax rate applicable to the Company is 24.2% for the year-ended December 31, 2017. During the year ended December 31, 2017, certain amendments to corporate income tax rules in Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Accordingly, the Company recorded the impact from the amendment in 2017.

25.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2017 and 2016 are as follows:

(In won and No. of shares)	2017		2016
Profit for the period	~~W~~	1,779,721,318,741	967,077,258,240
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	4,974	2,703

For the years ended December 31, 2017 and 2016, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

25.	Earnings per Share, Continued

(b)	Diluted earnings per share for the years ended December 31, 2017 and 2016 are not calculated since there was no potential common stock.

26.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2017
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	482	77	—	2	—
Trade accounts and notes receivable	3,840	1,960	—	—	—
Non-trade receivable	73	1,674	1,085	—	9
Trade accounts and notes payable	(1,337)	(13,659)	—	—	—
Other accounts payable	(170)	(12,582)	(1,059)	(10)	(2)
Debt	(705)	—	—	—	—

Net exposure	2,183	(22,530)	26	(8)	7

(In millions)	December 31, 2016
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	20	268	—	2	—
Trade accounts and notes receivable	3,929	1,315	—	—	—
Non-trade receivable	90	4,222	1,312	—	3
Long-term non-trade receivable	2	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,442)	(14,940)	—	—	—
Other accounts payable	(120)	(7,161)	(1)	(12)	(1)
Debt	(951)	—	—	—	—

Net exposure	1,528	(16,245)	1,311	(10)	2

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2017 and 2016 and the exchange rates at December 31, 2017 and December 31, 2016 are as follows:

(In won)	Average rate			Reporting date spot rate
	2017		2016	December 31, 2017		December 31, 2016
USD	~~W~~	1,131.08	1,159.83	~~W~~	1,071.40	1,208.50
JPY		10.09	10.67		9.49	10.37
CNY		167.52	174.40		163.65	173.26
PLN		299.98	294.41		306.07	287.62
EUR		1,277.01	1,283.95		1,279.25	1,267.60

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2017 and 2016, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2017			December 31, 2016
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	88,643	88,643	~~W~~	69,986	69,986
JPY (5 percent weakening)		(8,104)	(8,104)		(6,383)	(6,383)
CNY (5 percent weakening)		161	161		8,609	8,609
PLN (5 percent weakening)		(93)	(93)		(109)	(109)
EUR (5 percent weakening)		339	339		96	96

A stronger won against the above currencies as of December 31, 2017 and 2016 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

26.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Fixed rate instruments
Financial assets	~~W~~	1,147,340	1,336,141
Financial liabilities		(2,962,671)	(2,203,378)

	~~W~~	(1,815,331)	(867,237)

Variable rate instruments
Financial liabilities	~~W~~	(1,255,350)	(1,649,334)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2017 and 2016, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2017
Variable rate instruments(*)	~~W~~	(6,863)	6,863	(6,863)	6,863
December 31, 2016
Variable rate instruments(*)	~~W~~	(9,849)	9,849	(9,849)	9,849

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	566,408	259,467
Deposits in banks		580,781	1,076,533
Trade accounts and notes receivable, net		4,673,570	5,128,925
Non-trade receivable, net		678,454	395,534
Accrued income		8,655	8,210
Available-for-sale financial assets		162	154
Financial asset at fair value through profit or loss		1,552	1,382
Deposits		13,638	13,422
Short-term loans		13,493	7,696
Long-term loans		30,772	29,562
Long-term non-trade receivable		15,115	2,331
Derivatives		842	244

	~~W~~	6,583,442	6,923,460

In addition to the financial assets above, as of December 31, 2017, the Company provides a payment guarantee of USD 495 million (~~W~~530,343 million), for its subsidiary.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2017.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	2,207,259	2,304,276	25,868	576,819	843,725	819,736	38,128
Unsecured bond issues		2,010,762	2,124,147	413,307	134,829	592,031	983,980	—
Trade accounts and notes payable		2,391,493	2,391,493	2,391,493	—	—	—	—
Other accounts payable		2,701,823	2,701,823	2,701,456	367	—	—	—
Payment guarantee(*)		8,127	579,344	6,141	14,476	44,790	356,361	157,576

	~~W~~ 9,319,464		10,101,083	5,538,265	726,491	1,480,546	2,160,077	195,704

(*)	Contractual cash flows of payment guarantee is identical to timing of principal payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2017		December 31, 2016
Total liabilities	~~W~~	11,580,156	9,577,303
Total equity		13,829,259	12,235,447
Cash and deposits in banks (*1)		1,147,178	1,335,987
Borrowings (including bonds)		4,218,021	3,852,712
Total liabilities to equity ratio		84%	78%
Net borrowings to equity ratio (*2)		22%	21%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Other current financial assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii) Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii) Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv) Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

(In millions of won)	December 31, 2017			December 31, 2016
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162	154	154
Financial asset at fair value through profit or loss		1,552	1,552	1,382	1,382
Derivatives		842	842	244	244
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	566,408	(*)	259,467	(*)
Deposits in banks		580,781	(*)	1,076,533	(*)
Trade accounts and notes receivable		4,673,570	(*)	5,128,925	(*)
Non-trade receivable		678,454	(*)	395.534	(*)
Accrued income		8,655	(*)	8,210	(*)
Deposits		13,638	(*)	13,422	(*)
Short-term loans		13,493	(*)	7,696	(*)
Long-term loans		30,772	(*)	29,562	(*)
Long-term non-trade receivable		15,115	(*)	2,331	(*)
Liabilities carried at fair value
Derivatives	~~W~~	—	—	472	472
Liabilities carried at amortized cost
Unsecured bank loans	~~W~~	2,207,259	2,212,474	1,971,894	1,975,284
Unsecured bond issues		2,010,762	2,016,086	1,880,818	1,903,863
Trade accounts and notes payable		2,391,493	(*)	2,738,383	(*)
Other accounts payable		2,701,823	2,702,033	1,921,141	1,921,562
Long-term other accounts payable		—	—	3,528	3,891
Payment guarantee		8,127	(*)	—	—

(*)	Excluded from disclosures as the carrying amount approximates fair value.

(iii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	729	729
Kyulux Inc.		1,968	3,266
Henghao Technology Co., Ltd.		—	1,559

	~~W~~	2,697	5,554

26.	Financial Risk Management, Continued

The movement in the available-for-sale financial assets for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)
	December 31, 2017
	January 1, 2017		Acquisition	Disposal and others	Impairment	December 31, 2017
Intellectual Discovery Co., Ltd.	~~W~~	729	—	—	—	729
Kyulux Inc.		3,266	—	—	(1,298)	1,968
Henghao Technology Co., Ltd.		1,559	—	(909)	(650)	—

		5,554	—	(909)	(1,948)	2,697

(In millions of won)
	December 31, 2016
	January 1, 2016		Acquisition	Disposal and others	Impairment	December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	(1,944)	729
Kyulux Inc.		3,266	—	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	(1,813)	1,559

		9,311	—	—	(3,757)	5,554

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since they do not have a quoted price in an active market for an identical instruments.

26.	Financial Risk Management, Continued

(iv)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2017 and 2016 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2017
Assets
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial asset at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial asset at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives		—	—	472	472

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	2,212,474	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,702,033	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,975,284	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,921,562	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2017	December 31, 2016
Debentures, loans and others	1.57~2.92%	1.48~2.68%

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2017 are as follows:

(In millions of won)
	January 1, 2017			Non-cash transactions
			Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	Others	December 31, 2017
Short-term borrowings	~~W~~	113,209	(105,864)	—	(7,345)	—	—	—
Current portion of long-term debt		554,526	(544,557)	1,103,870	(55,456)	602	—	1,058,985
Payment Guarantee		—	868	—	—	—	7,259	8,127
Long-term borrowings		1,673,915	630,000	(599,469)	(51,413)	—	—	1,653,033
Bonds		1,511,062	497,959	(504,401)	—	1,383	—	1,506,003

	~~W~~	3,852,712	478,406	—	(114,214)	1,985	7,259	4,226,148

28.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2017 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates, and joint ventures for the years ended December 31, 2017 and 2016 are as follows:

Classification	December 31, 2017	December 31, 2016
Subsidiaries of associates	—	New Optics USA, Inc.
	—	NEWOPTIX RS. SA DE CV

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	—	LG Electronics Thailand Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology co., LTD.	LG Electronics Nanjing New Technology co., LTD.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.

28.	Related Parties and Others, Continued

(a)	Related parties, Continued

Classification	December 31, 2017	December 31, 2016
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Mexicali S.A.DE C.V.	LG Electronics Mexicali S.A.DE C.V.
	LG Electronics Reynosa S.A. DE C.V.	LG Electronics Reynosa S.A. DE C.V.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	—	LG Electronics Shenyang Inc.
	LG Electronics Egypt S.A.E	LG Electronics Egypt S.A.E
	LG Electronics Wroclaw Sp. Z o.o	LG Electronics Wroclaw Sp. Z o.o
	LG Electronics Ticaret A.S.	—

28.	Related Parties and Others, Continued

(b)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	11,080,713	11,060	—	—	—	25
LG Display Japan Co., Ltd.		2,468,424	3,438	—	—	—	52
LG Display Germany GmbH		1,804,786	4,365	—	—	—	7,395
LG Display Taiwan Co., Ltd.		1,489,786	3,161	—	—	—	1,031
LG Display Nanjing Co., Ltd.		17,585	60,292	—	—	525,508	—
LG Display Shanghai Co., Ltd.		1,273,823	11,783	—	—	—	366
LG Display Poland Sp. z o.o.		314	—	—	—	34,540	34
LG Display Guangzhou Co., Ltd.		34,051	363,086	7,826	—	2,156,897	10,152
LG Display Shenzhen Co., Ltd.		1,842,778	4,988	—	—	—	7
LG Display Yantai Co., Ltd.		36,628	128,998	15,342	373	2,027,508	25,890
LG Display (China) Co., Ltd.		68,794	10,079	1,552,070	—	—	—
LG Display Singapore Pte LTD.		960,332	1,917	—	—	—	668
L&T Display Technology (Fujian) Limited		453,757	—	15	—	—	793
Nanumnuri Co., Ltd.		95	—	—	—	—	18,528
Global OLED Technology LLC		—	—	—	—	—	6,030
LG Display Guangzhou Trading Co., Ltd.		586,062	326	—	—	—	180
LG Display Vietnam Haiphong Co., Ltd.		4,321	—	—	—	148,758	—
Suzhou Lehui Display Co., Ltd.		207,280	—	—	—	—	—

	~~W~~	22,329,529	603,493	1,575,253	373	4,893,211	71,151

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1	—	—	—	4	6
WooRee E&L Co., Ltd.		—	—	—	—	—	175
INVENIA Co., Ltd.		—	—	1,862	37,296	—	2,255
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Narenanotech Corporation(*)		—	—	279	12,251	—	177
YAS Co., Ltd.		—	—	6,347	69,242	—	2,474

	~~W~~	1	8,639	389,303	118,789	90,789	10,032

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,677,434	—	46,765	696,628	—	108,639

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	—	—	198
LG Electronics Reynosa S.A. DE C.V.		76,277	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
LG Electronics Mexicalli, S.A. DE C.V.		29,115	—	—	—	—	186
LG Electronics RUS, LLC		3,941	—	—	—	—	963
LG Innotek Co., Ltd.		14,836	—	185,464	—	—	5,245
LG Hitachi Water Solutions Co., Ltd.		—	—	—	314,645	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		110,310	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		77,355	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	27,449
Others		3,121	—	3	—	—	8,252

	~~W~~	620,720	—	185,467	314,645	—	44,460

	~~W~~	24,627,684	612,132	2,196,788	1,130,435	4,984,000	234,282

(*)	Represents transactions occurred prior to disposal of the entire investments

28.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	10,517,238	43,571	—	—	—	300
LG Display Japan Co., Ltd.		1,833,605	19,309	—	—	—	39
LG Display Germany GmbH		1,983,357	4,412	—	—	—	9,407
LG Display Taiwan Co., Ltd.		1,567,439	2,565	—	—	—	955
LG Display Nanjing Co., Ltd.		40,836	29,079	—	68	447,108	1
LG Display Shanghai Co., Ltd.		1,525,967	6,077	—	—	—	152
LG Display Poland Sp. z o.o.		2,080	—	—	—	44,791	34
LG Display Guangzhou Co., Ltd.		45,637	147,477	7,767	—	1,975,996	12,512
LG Display Shenzhen Co., Ltd.		1,853,041	1,594	—	—	—	28
LG Display Yantai Co., Ltd.		25,565	71,025	25,894	—	2,215,835	38,631
LG Display (China) Co., Ltd.		1,808	18,119	693,790	—	—	—
LG Display Singapore Pte LTD.		972,649	—	—	—	—	6
L&T Display Technology (Fujian) Limited		465,983	6,749	26	—	—	849
Nanumnuri Co., Ltd.		51	—	—	—	—	10,788
Global OLED Technology LLC		—	—	—	—	—	6,015
LG Display Guangzhou Trading Co., Ltd.		380,979	—	—	—	—	—
Suzhou Lehui Display Co., Ltd.		93,033	—	—	—	—	—

	~~W~~	21,309,268	349,977	727,477	68	4,683,730	79,717

28.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	59,388	29,902	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	2,469	—	50,372	—	7,569	255
NEW OPTICS USA, Inc		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		33	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	32
INVENIA Co., Ltd.		54	—	1,429	24,128	—	197
TLI Inc.(*2)		—	101	57,429	—	—	2,238
AVACO Co., Ltd.(*2)		—	128	703	4,964	—	849
AVATEC Co., Ltd.		—	265	—	—	70,196	1,027
Paju Electric Glass Co., Ltd.		—	21,030	453,463	—	—	3,674
LB Gemini New Growth Fund No. 16		—	8,394	—	—	—	—
Narenanotech Corporation		17	—	513	16,258	—	536
YAS Co., Ltd.		44	—	2,075	80,836	—	1,758

	~~W~~	2,617	29,918	565,984	126,186	78,274	10,566

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,560,575	—	22,059	443,328	—	101,120

28.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	75,591	—	—	—	—	45
LG Electronics Vietnam Haiphong Co., Ltd.		162,893	—	—	—	—	108
LG Electronics Reynosa S.A. DE C.V.		75,692	—	—	—	—	1,655
LG Electronics do Brasil Ltda.		6,188	—	—	—	—	354
LG Electronics Almaty Kazakhstan		15,953	—	—	—	—	33
LG Electronics S.A. (Pty) Ltd.		21,236	—	—	—	—	39
LG Electronics Mexicalli, S.A. DE C.V.		11,871	—	—	—	—	77
LG Electronics RUS, LLC		10,476	—	—	—	—	1,042
LG Innotek Co., Ltd.		11,503	—	193,489	—	—	9,527
LG Hitachi Water Solutions Co., Ltd.		—	—	—	159,173	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		247,038	—	—	—	—	5
Qingdao LG Inspur Digital Communication Co.,Ltd.		38,756	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	25,365
Others		1	—	3	—	—	5,488

	~~W~~	677,198	—	193,492	159,173	—	43,738

	~~W~~	23,609,046	409,797	1,509,012	728,755	4,762,004	235,684

(*1)	Represents transactions occurred prior to exchange of equity interests.
(*2)	Represents transactions occurred prior to disposal of the entire investments.

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016
Subsidiaries
LG Display America, Inc.	~~W~~	1,795,757	1,931,420	—	—
LG Display Japan Co., Ltd.		230,804	254,322	2	—
LG Display Germany GmbH		497,677	606,323	—	477
LG Display Taiwan Co., Ltd.		436,943	589,400	106	—
LG Display Nanjing Co., Ltd.		176	19,610	85,646	40,201
LG Display Shanghai Co., Ltd.		176,816	317,386	74	3
LG Display Poland Sp. z o. o		73	1,775	5,480	6,972
LG Display Guangzhou Co., Ltd.		345,212	141,946	189,996	259,962
LG Display Guangzhou Trading Co., Ltd.		88,876	110,817	—	—
LG Display Shenzhen Co., Ltd.		217,542	244,500	—	6
LG Display Yantai Co., Ltd.		123,059	68,405	30,397	455,597
LG Display (China) Co., Ltd.		55,309	2,793	150,933	51,389
LG Display Singapore Pte. Ltd.		187,420	286,265	1	1
L&T Display Technology (Fujian) Limited		57,545	83,074	177,487	211,092
Nanumnuri Co., Ltd.		—	—	2,453	1,538
LG Display Vietnam Haiphong Co., Ltd.		9,119	—	58,666	—
Suzhou Lehui Display Co., Ltd.		21,110	31,445	36,919	37,593

	~~W~~	4,243,438	4,689,481	738,160	1,064,831

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	—	1,000	—	8,616
WooRee E&L Co., Ltd.		—	—	61	—
INVENIA Co., Ltd.		2,375	833	18,523	6,436
AVATEC Co., Ltd.		—	—	2,949	5,190
Paju Electric Glass Co., Ltd.		—	—	60,141	71,685
Narenanotech Corporation(*)		—	300	—	2,812
YAS Co., Ltd.		375	833	6,474	3,531

	~~W~~	2,750	2,966	88,148	98,270

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	550,101	355,826	206,616	153,195

(*)	Excluded from related parties due to disposal of equity investments during period 2017.

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	407	1,070	58,741	47,286
LG Hitachi Water Solutions Co., Ltd.		—	—	154,079	100,193
Hi Entech Co., Ltd.		—	—	4,854	4,080
Inspur LG Digital Mobile Communications Co., Ltd		20,953	46,091	—	5
LG Electronics Reynosa S.A. DE C.V		11,494	10,292	82	259
LG Electronics India Pvt. Ltd.		3,030	4,651	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		36,017	35,121	1	—
LG Electronics S.A. (Pty) Ltd.		2,400	5,941	4	3
Qingdao LG Inspur Digital Communication Co., Ltd.		9	5,016	80	—
Others		18,385	9,301	1,309	1,744

	~~W~~	92,695	117,483	219,150	153,570

	~~W~~	4,888,984	5,165,756	1,252,074	1,469,866

28.	Related Parties and Others, Continued

(d)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	Loans(*1)
Associates	January 1, 2017		Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

(In millions of won)
	Loans(*)
Associates	January 1, 2016		Increase	Decrease	December 31, 2016
New Optics Ltd.	~~W~~	—	1,000	—	1,000
INVENIA Co., Ltd.		1,000	—	167	833
Narenanotech Corporation		300	—	—	300
YAS Co., Ltd.		1,000	—	167	833

	~~W~~	2,300	1,000	334	2,966

(*)	Loans are presented based on nominal amounts.

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2017 and 2016 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2017			December 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	16,903	869,579	8,660	127,415
Serveone Co., Ltd.		677	1,378,727	21,565	489,855
Serveone (Nanjing).Co., Ltd.		—	11,595	—	1,864
Silicon Works Co., Ltd.		—	624,127	—	120,031
LG CNS Co., Ltd.		323	200,952	—	74,378
LG N-Sys Inc.		—	23,281	—	15,810
LG International Corp.		16,962	9,127	5,637	1,663
LG International (America), Inc.		22,883	161,435	4,992	65,352
LG International (Japan) Ltd.		—	1,044,766	115	100,763
LG International (Singapore) Pte. Ltd.		571,387	3,575	100,042	2,706
LG International (Deutschland) GmbH.		—	19,938	—	2,353
Pantos Logistics Co., Ltd.		41	95,285	—	10,597

28.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2017			December 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
Pantos Logistics (Shanghai) Co., Ltd.	~~W~~	—	17,319	—	3,060
LG Management Development Institute		—	10,221	3,480	699
HS Ad Inc.		—	8,664	—	5,009
GIIR America, Inc.		—	76,244	—	8,503
LG Corp.		—	60,756	4,700	1,523
Others		1,861	16,537	—	3,187

	~~W~~	631,037	4,632,128	149,191	1,034,768

28.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	65	901,206	30	98,185
Serveone Co., Ltd.		657	1,037,278	19,626	377,967
Serveone (Nanjing) Co., Ltd.		—	14,017	—	3,183
Silicon Works Co., Ltd.		409	583,508	13	106,313
LG CNS Co., Ltd.		550	179,326	—	87,574
LG N-Sys Inc.		—	13,618	—	9,259
LG International Corp.		17,706	9,831	16,951	1,114
LG International (America), Inc.		20,940	48,551	3,587	20,449
LG International (Japan) Ltd.		804	602,292	3,054	121,790
LG International (Singapore) Pte. Ltd.		425,025	1,810	31,071	—
LG International (Deutschland) GmbH.		—	8,848	—	4,935
Pantos Logistics Co., Ltd.		20	72,721	—	8,183
Pantos Logistics (Shanghai) Co., Ltd.		—	16,522	—	1,819
LG Management Development Institute		—	9,720	3,480	376
HS Ad Inc.		—	5,219	—	1,465
LG Corp.		—	59,038	7,937	—
Other		1,891	24,762	3	881

	~~W~~	468,067	3,588,267	85,752	843,493

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Short-term benefits	~~W~~	3,724	2,323
Expenses related to the defined benefit plan		488	897

	~~W~~	4,212	3,220

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)
	2017		2016
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	638,907	641,704

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: April 3, 2018	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / Vice President